UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 0-25837

HEIDRICK & STRUGGLES INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**36-2681268**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

233 South Wacker Drive, Suite 4900, Chicago, Illinois 60606-6303
(Address of principal executive offices) (Zip Code)

(312) 496-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Stock, $.01 par value	HSII	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated Filer	☒
Non-Accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S. C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates (excludes shares held by executive officers, directors and beneficial owners of 10% or more of the registrant's outstanding Common Stock) on June 28, 2024 was approximately $527,101,000 based upon the closing market price of $31.58 on that date of a share of Common Stock as reported on the Nasdaq Global Stock Market. As of February 27, 2025, there were 20,409,835 shares of the Company's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 22, 2025, are incorporated by reference into Part III of this Form 10-K.

HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Overview

Heidrick & Struggles International, Inc. ("Heidrick & Struggles") is a human capital leadership advisory firm providing executive search, consulting and on-demand talent services to businesses and business leaders worldwide to help them to improve the effectiveness of their leadership teams. When we use the terms "Heidrick & Struggles," "the Company," "we," "us" and "our," in this Form 10-K, we mean Heidrick & Struggles International, Inc. a Delaware corporation, and its consolidated subsidiaries. We provide our services to a broad range of clients through the expertise of over 500 consultants located in major cities around the world. Heidrick & Struggles and its predecessors have been leadership advisors for more than 70 years. Heidrick & Struggles was formed as a Delaware corporation in 1999 when two of our predecessors merged to form Heidrick & Struggles.

Our service offerings include the following:

Executive Search. We partner with our clients - respected organizations across the globe - to help them build and sustain the best leadership teams in the world, with a specialized focus on the placement of top-level senior executives. Through our unique relationship-based, data-driven approach, we help our clients find the right leaders, set them up for success, and accelerate their and their team's performance.

We believe focusing on top-level senior executives offers several competitive advantages including access to and influence with key decision makers, increased potential for recurring search and consulting engagements, higher fees per search, enhanced brand visibility, and a leveraged global footprint. Working at the top of client organizations also facilitates the attraction and retention of high-caliber consultants who desire to serve top industry executives and their leadership needs. Our executive search services derive revenue through the fees generated for each search engagement, which generally are based on the annual compensation for the placed executive. We provide our Executive Search services primarily on a retained basis.

We employ a global approach to executive search built on better insights, more data and faster decision making facilitated by the use of our Heidrick Leadership Framework and Heidrick Connect. Our Heidrick Leadership Framework allows clients to holistically evaluate a candidate's pivotal experience and expertise, leadership capabilities, agility and potential, and culture fit and impact, thereby allowing our clients to find the right person for the role. We supplement our Heidrick Leadership Framework through a series of additional online tools including our Leadership Accelerator, Leadership Signature and Culture Signature assessments. Heidrick Connect, a completely digital, always available client experience portal, allows our clients to access talent insights for each engagement, including the Heidrick Leadership Framework and other internally developed assessment tools. In response to working remotely, our Executive Search teams employed Heidrick Connect to operate effectively and efficiently while engaging virtually with our clients. Additionally, we have introduced upgrades to Heidrick Connect, resulting in greater flexibility, increased productivity and the ability to deliver more insights to our clients.

The executive search industry consists of several thousand executive search firms worldwide. Executive search firms are generally separated into two broad categories: retained search and contingency search. Retained executive search firms fulfill their clients' senior leadership needs by identifying potentially qualified candidates and assisting clients in evaluating and assessing these candidates. Retained executive search firms generally are compensated for their services regardless of whether the client employs a candidate identified by the search firm and are generally retained on an exclusive basis. Typically, retained executive search firms are paid a retainer for their services equal to approximately one-third of the estimated first year compensation for the position to be filled. In addition, if the actual compensation of a placed candidate exceeds the estimated compensation, executive search firms often are authorized to bill the client for one-third of the excess. In contrast, contingency search firms are compensated only upon successfully placing a recommended candidate.

We are a retained executive search firm. Our search process typically consists of the following steps:

• Analyzing the client's business needs in order to understand its organizational structure, relationships and culture, advising the client as to the required set of skills and experiences for the position, and identifying with the client the other characteristics desired of the successful candidate;

• Selecting, contacting, interviewing and evaluating candidates on the basis of experience and potential cultural fit with the client organization;

- Presenting confidential written reports on the candidates who potentially fit the position specification;

- Scheduling a mutually convenient meeting between the client and each candidate;

- Completing reference checks on the final candidate selected by the client; and

- Assisting the client in structuring compensation packages and supporting the successful candidate's integration into the client team.

On-Demand Talent. Our on-demand services provide clients seamless on-demand access to top independent talent, including professionals with deep industry and functional expertise for interim leadership roles and critical, project-based initiatives. Our unique model delivers the right independent talent on demand by blending proprietary data and technology with a dedicated Talent Solutions team. In February 2023, we acquired Atreus Group GmbH ("Atreus"), a leading provider of executive interim management in Germany, allowing us to establish and grow our on-demand talent presence in continental Europe. The On-Demand Talent segment represented approximately 15% of our net revenue in 2024.

Heidrick Consulting. We partner with organizations through Heidrick Consulting to unlock the power of their people. Our tools and experts use data and technology designed to bring science to the art of human capital development and organizational design. Our services allow our clients to accelerate their strategies and the effectiveness of individual leaders, teams and organizations as a whole. In April 2023, we acquired businessfourzero, a next generation consultancy specializing in developing and implementing purpose-driven change, which complements our existing culture shaping services to offer a broader, more robust set of leadership advisory solutions.

Heidrick Consulting offers our clients impactful approaches to human capital development through a myriad of solutions, ranging from leadership assessment and development, team and organization acceleration, digital acceleration and innovation, diversity and inclusion advisory services, and culture shaping. Applying our deep understanding of the behaviors and attributes of leaders across many of the world's premier companies, we guide our clients as they build a thriving culture of future-ready leadership. These premium services and offerings, which complement our Executive Search expertise, significantly contribute to our ability to deliver a full-service human capital consulting solution to our clients.

Our consulting services generate revenue primarily through the professional fees generated for each engagement which are generally based on the size of the project and scope of services. Our Heidrick Consulting teams have pivoted to create new digital solutions for Leadership Assessments, Team Acceleration, and Organization and Culture Acceleration that can be delivered virtually. The Heidrick Consulting segment represented approximately 10% of our net revenue in 2024.

Organization

Our organizational structure, which is arranged by geography, service offering and industry and functional practices, is designed to enable us to better understand our clients' cultures, operations, business strategies, industries and regional markets for leadership talent.

Geographic Structure. We provide senior-level executive search and consulting services to our clients worldwide through a network of 63 offices in 30 countries. Each office size varies; however, major locations are staffed with consultants, research associates, administrative assistants and other support staff. Administrative functions are centralized where possible, although certain support and research functions are situated regionally because of variations in local requirements.

Information by Geography. We operate our Executive Search services in three geographic regions, each of which is reported as a separate reporting segment: the Americas (which includes the countries in North and South America); Europe (which includes the continents of Europe and Africa); and Asia Pacific (which includes Asia and the region generally known as the Middle East). Our On-Demand Talent and Heidrick Consulting reporting segments operate globally.

Americas Executive Search. As of December 31, 2024, we had 215 consultants in our Americas segment. The largest offices in this segment, as defined by net revenue, are located in New York, Boston, and Chicago.

Europe Executive Search. As of December 31, 2024, we had 124 consultants in our Europe segment. The largest countries in this segment, as defined by net revenue, are the United Kingdom, Germany, and France.

Asia Pacific Executive Search. As of December 31, 2024, we had 79 consultants in our Asia Pacific segment. The largest countries in this segment, as defined by net revenue, are Australia, the United Arab Emirates, and China (including Hong Kong).

On-Demand Talent. The largest countries in this segment, as defined by net revenue, are the Germany, the United States, and the United Kingdom.

Heidrick Consulting. As of December 31, 2024, we had 85 consultants in our Heidrick Consulting segment. The largest countries in this segment, as defined by net revenue, are the United States, the United Kingdom, and United Arab Emirates.

The relative percentages of net revenue attributable to each segment were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Executive Search			
Americas	51 %	51 %	57 %
Europe	15 %	16 %	16 %
Asia Pacific	9 %	9 %	11 %
On-Demand Talent	15 %	15 %	9 %
Heidrick Consulting	10 %	9 %	7 %

For financial information relating to each segment, see Note 18, *Segment Information*, in the Notes to Consolidated Financial Statements.

Global Industry Practices. Our executive search and consulting businesses operate in six broad industry groups listed below. These industry categories and their relative sizes, as measured by billings for 2024, 2023, and 2022, are as follows:

	Percentage of Billings		
Global Industry Practices	**2024**	**2023**	**2022**
Financial Services	26 %	26 %	27 %
Industrial	23	24	20
Global Technology & Services	20	19	23
Consumer Markets	16	17	16
Healthcare & Life Sciences	12	11	11
Social Impact	3	3	3
	100 %	100 %	100 %

Within each broad industry group are a number of industry sub-sectors. Consultants often specialize in one or more sub-sectors to provide clients with market intelligence and candidate knowledge specific to their industry. For example, within the Financial Services sector, our business is diversified amongst a number of industry sub-sectors including Asset & Wealth Management, Consumer & Commercial Finance, Commodities, Corporate and Transaction Banking, Global Markets, Hedge Fund, Infrastructure, Investment Banking, Insurance, Private Equity Investment Professionals and Real Estate.

We service our clients with global industry interests and needs through unified global executive search teams who specialize in industry practices. This go-to-market strategy allows us to leverage our global diversity and market intelligence and is designed to provide better client service. Each client is served by one global account team, which we believe is a key differentiator from our competition.

Global Functional Practices. Our Executive Search consultants also specialize in searches for specific "C-level" functional positions, which are roles that generally report directly to the chief executive officer.

Our Global Functional Practices include Chief Executive Officer & Board of Directors; Human Resources Officers; Financial Officers; Digital Officers; Technology Officers; Legal, Risk, Compliance & Government Affairs; Marketing, Sales and Strategy Officers and Supply Chain and Operations Officers.

Our team of Executive Search consultants may service clients from any one of our offices around the world. For example, an executive search for a chief financial officer of an industrial company located in the United Kingdom may involve an executive search consultant in the United Kingdom with an existing relationship with the client, another executive search consultant in the United States with expertise in our Industrial practice and a third executive search consultant with expertise in recruiting chief financial officers. This same industrial client may also engage us to perform skill-based assessments for each of its senior managers, which could require the expertise of one of our leadership advisory consultants trained in this service.

Client Base

For many of our clients, our global access to and knowledge of regional and functional markets and candidate talent is an important differentiator of our business. Our clients generally fall into one of the following categories:

- Fortune 1000 companies;

- Major U.S. and non-U.S. companies;

- Middle market and emerging growth companies;

- Private equity firms;

- Governmental, higher education and not-for-profit organizations; and

- Other leading private and public entities.

Clients and Marketing

Our consultants market the firm's executive search and consulting services through two principal means: targeted client calling and industry networking with clients and referral sources. These efforts are supported by proprietary databases, which provide our consultants with information as to contacts made by their colleagues with particular referral sources, candidates and clients. In addition, we benefit from a significant number of referrals generated by our reputation for high quality service and successfully completed assignments, as well as repeat business resulting from our ongoing client relationships.

In support of client calling and networking, the practice teams as well as individual consultants also author and publish articles and white papers on a variety of leadership and talent topics and trends around the world. Our consultants often present research findings and talent insights at notable conferences and events as well. Our insights are sometimes acknowledged by major media outlets and trade journalists. These efforts aid in the marketing of our services as well.

Either by agreement with the clients or to maintain strong client relationships, we may refrain from recruiting employees of a client, or possibly other entities affiliated with that client, for a specified period of time but typically not more than one year from the commencement of a search. We seek to mitigate any adverse effects of these off-limits arrangements by strengthening our long-term relationships, allowing us to communicate our belief to prospective clients that we can conduct searches effectively notwithstanding certain off-limits arrangements.

No single client accounted for more than 2% of our net revenue in 2024, and none more than 1% in 2023 and 2022. As a percentage of total revenue, our top ten clients in aggregate accounted for approximately 7% in 2024, 7% in 2023 and 6% in 2022.

Information Management Systems

We rely on technology to support our consultants and staff in the search process. We employ a global approach to executive search built on better insights, more data and faster decision making facilitated by the use of our proprietary Heidrick Leadership Framework and Heidrick Connect. Our Heidrick Leadership Framework allows clients to holistically evaluate a candidate's pivotal experience and expertise, leadership capabilities, agility and potential, and culture fit and impact, thereby allowing our clients to find the right person for the role. We supplement our Heidrick Leadership Framework through a series of additional online tools including our Leadership Accelerator, Leadership Signature and Culture Signature assessments. Heidrick Connect, a completely digital, always available, client experience portal allows our clients to access talent insights for each engagement, including the Heidrick Leadership Framework and other proprietary assessment tools. In response to working remotely, our Executive Search teams employed Heidrick Connect to operate effectively and efficiently while engaging

virtually with our clients. Additionally, we have introduced upgrades to Heidrick Connect, resulting in greater flexibility, increased productivity and the ability to deliver more insights to our clients.

Our consulting business' proprietary Web-based system, Culture Connect, is integral to the culture-shaping process. This technology platform enables our consultants to administer, analyze and interpret online Corporate Culture Profiles™ surveys to develop clarity around team and organizational need and desired outcomes. In addition, we gather data using our online Culture Impact Survey™ to determine which culture-shaping concepts are being utilized by individuals and the team as a whole. Our Heidrick Consulting teams have pivoted to create new digital solutions for Leadership Assessments, Team Acceleration, and Organization and Culture Acceleration that can be delivered virtually.

Competition

The executive search industry is highly competitive. While we face competition to some degree from all firms in the industry, we believe our most direct competition comes from four established global retained executive search firms that conduct searches primarily for the most senior-level positions within an organization. In particular, our competitors include Egon Zehnder International, Korn Ferry, Russell Reynolds Associates, and Spencer Stuart. To a lesser extent, we also face competition from smaller boutique firms that specialize in certain regional markets or industry segments and online firms. Additionally, our clients or prospective clients may decide to perform executive searches using in-house personnel. Each firm with which we compete is also a competitor in the marketplace for effective search consultants.

Overall, the search industry has relatively few barriers to entry; however, there are higher barriers to entry to compete with global retained executive search firms that can provide leadership consulting services at the senior executive level. At this level, clients rely more heavily on a search firm's reputation, global access and the experience level of its consultants. We believe that the segment of executive search in which we compete is more quality-sensitive than price-sensitive. As a result, we compete on the level of service we offer, reflected by our client services specialties and, ultimately, by the quality of our search results. We believe that our emphasis on senior-level executive search, the depth of experience of our search consultants and our global presence enables us to compete favorably with other executive search firms.

Competition in the leadership consulting markets in which we operate is highly fragmented, with no universally recognized market leaders.

Seasonality

There is no discernible seasonality in our business, although as a percentage of total annual net revenue, the first quarter is typically the lowest. Revenue and operating income have historically varied by quarter and are hard to predict from quarter to quarter. In addition, the volatility in the global economy and business cycles can impact our quarterly revenue and operating income.

Human Capital

As a premier provider of global leadership advisory services, our success is driven by our world class team of colleagues. We have intentionally built teams with deep expertise, distinctive capabilities and a shared commitment to exceptional client service, ensuring we bring the best insights and solutions to those we serve. By cultivating a culture of inclusion, collaboration and excellence - investing in development across the phases of our employees' career progression - we attract and retain top talent and empower them to help clients solve their most difficult leadership challenges.

Our Global Footprint. As of December 31, 2024, we employed 2,201 individuals, represented on geographic basis by 1,152 in the Americas, 745 in Europe and Africa, and 304 in Asia Pacific and the Middle East. Within our operating segments, we employed 652 individuals in the Americas, 424 in Europe and Africa, 240 in Asia Pacific and the Middle East, 225 in On-Demand Talent, 319 in Heidrick Consulting and 341 in Global Operations Support. Our headcount includes 503 consultants (418 focused on Executive Search and 85 focused on Heidrick Consulting), 565 associates and engagement managers, and 1,133 other search, consulting, on-demand talent, support, and Global Operations Support employees. As of December 31, 2024, women represented 64% of our global workforce and people of color represented 26% of our workforce in the United States.

Talent Development and Management. We are committed to the professional development of our employees and promoting a continuous learning culture within our firm. Our learning and development programs have been created with the goal of building and/or enhancing internal leadership, business development, account management, client service, and leadership skills among our employees. In 2024, we delivered over 650 hours of instructor-led, facilitated training to our

colleagues globally, and employees completed over 6,400 self-paced courses. Our programming was deployed in both virtual and in-person formats and includes live and on-demand eLearning. These programs are regularly updated to align with our evolving strategic priorities, shifting client needs and employee feedback.

For instance, in 2024, we launched One Heidrick Learning, a global virtual learning series to develop soft and hard skills, share knowledge across our client solution areas, and provide opportunities for employees to connect with colleagues at all levels across the globe. As part of our talent management framework, we conduct a mid-year review and a thorough performance review process at year-end, as well as periodic talent reviews across the organization, which are designed to track performance, agree on development needs, cultivate succession potential for leadership roles and identify broader talent gaps. Additionally, we encourage our employees to explore internal career mobility opportunities, offering additional options with their career path and development opportunities within the firm.

Culture and Engagement. We are collectively focused on fostering a culture that brings a spectrum of ideas and experiences to our work and empowers our colleagues to collaborate across geographies and solution areas for their own enrichment and for the benefit of our clients. By integrating principles of inclusive leadership and fostering a sense of belonging and engagement, we believe we cultivate wide-ranging ideas and perspectives and improve business outcomes. At its core, this approach is about getting the best out of everyone, across the whole organization. We design our inclusion and belonging initiatives to improve employee engagement and satisfaction, accelerate our business strategy and ultimately drive sustainable growth and employee retention.

A key component of our employee engagement strategy is our voice of the employee survey. These surveys offer employees the opportunity to regularly and anonymously comment on their experience at Heidrick & Struggles. We use the tool to evaluate various areas of the employee experience and we leverage the results to evaluate and inform programming opportunities, development needs and managerial performance. Data from the surveys is shared anonymously with key leaders across geographies, practices and businesses, and leaders are encouraged to engage with their teams on the themes reflected in the survey results. In 2024, we conducted three firm-wide surveys with a total aggregate employee participation of 85%.

Employee Total Rewards and Well-Being. We are committed to supporting our employees both professionally and personally as they continue to navigate a rapidly changing world. We are committed to compensating our employees fairly at all levels, based on demonstrated capabilities and achievements, experience and superior performance, irrespective of gender, race, or other demographic factors. We regularly benchmark our compensation practices against industry standards and best practices to ensure that we remain competitive. Our competitive global benefits are tailored to each country we operate in, reflecting local market standards and cultural needs. Our benefits strategy focuses on the overall well-being of our colleagues and their families, offering support across physical, emotional, financial, and social dimensions. One of the objectives of our benefits program is to help our employees in their efforts to manage their professional and personal lives in a way that is sustainable over the long-term. We learned from our engagement surveys that employees highly value some flexibility and choice in the way they work – as a result, we crafted a hybrid approach to their work, which allows employees to work remotely part of the time (with variations depending upon location and role) and promotes purposeful time in the office together. We believe stronger bonds are formed in person and that bringing teams together with intentionality facilitates development and collaboration in support of our go-to-market strategy.

Participation in our Geographic Communities. We are proud members and enthusiastic participants in supporting the communities where we live and work. Our Global Philanthropic Committee provides a coordinated, global approach to supporting philanthropic causes and endeavors that impact our employees, clients and communities. In 2024, employees participated in our 6th Global Day of Service where over 900 colleagues in over 45 offices around the world donated over 4,000 hours to and raised funds for over 50 non-profit organizations. We also support our employees who bring attention to philanthropic causes and organizations that they engage with independently.

Regulation

We are subject to the U.S. securities laws and general corporate and commercial laws and regulations of the locations which we serve. These include regulations regarding anti-bribery, privacy and data protection, intellectual property, data security, data retention, personal information, economic or other trade prohibitions or sanctions, and classification of workers as employees or independent contractors, which is especially relevant to our On-Demand Talent segment. In particular, we are subject to federal, state, and foreign laws regarding privacy and protection of people's data. Foreign data protection, privacy, and other laws and regulations can be more restrictive than those in the United States. Most notably, certain aspects of our business are subject to the EU's and UK's General Data Protection Regulation ("GDPR"). We have a global privacy program to facilitate our ongoing efforts to comply with global privacy regulations, including GDPR and other rapidly emerging privacy and data protection laws in countries such as Brazil and China, or states in the U.S such as California. U.S. federal and state and

foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to change.

Available Information

We maintain an Internet website at *http://www.heidrick.com*. We make available free of charge through the investor relations section of our website annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934 ("Exchange Act"), as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission ("SEC"). Also posted on our website, and available in print upon request of any shareholder to our Investor Relations Officer, are our certificate of incorporation and by-laws, charters for our Audit and Finance Committee, Human Resources and Compensation Committee and Nominating and Board Governance Committee, our Director Independence Standards, our Corporate Governance Guidelines, our Policy on Resolution of Conflicts of Interest for Directors and Executive Officers, our Related Party Transactions Policy, our Misconduct Clawback Policy, our Policy on Recoupment of Incentive Compensation, our Insider Trading Policy, and our Code of Ethics governing our directors, officers and employees. Within the time period required by the SEC, we will post on our website any amendment to the Code of Ethics and any waiver applicable to any executive officer, director or senior financial officer.

In addition, our website includes information concerning purchases and sales of our equity securities by our officers and directors, as well as disclosure relating to certain non-GAAP financial measures (as defined in the SEC's Regulation G) that we may make public orally, telephonically, by webcast, by broadcast or by similar means from time to time. The information contained on or accessible through our website or any other website that we may maintain is not incorporated by reference into and is not part of this Form 10-K or any other report filed with the SEC.

Our Investor Relations Officer can be contacted at Heidrick & Struggles International, Inc., 233 South Wacker Drive, Suite 4900, Chicago, Illinois, 60606, Attn: Investor Relations Officer, telephone: 312-496-1200, e-mail: InvestorRelations@heidrick.com.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating our business because such factors may have a material impact on our business, operating results, cash flows and financial condition. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties of which we are unaware, or that we currently believe are not material, may also become important factors that adversely affect our business.

Company Risks

Operational Risks

Any failure to attract, integrate, develop, manage, retain and motivate qualified consultants and senior leaders could cause our business, financial condition and results of operations to suffer.

Our success depends upon our ability to attract, develop, integrate, manage, retain and motivate quality consultants with the skills and experience necessary to fulfill our clients' needs and achieve our operational and financial goals. We must be able to successfully hire, develop, retain and motivate appropriate numbers of talented people with diverse skills in order to serve clients across the globe, respond quickly to rapid and ongoing changes in demand, technology, industry and the macroeconomic environment, and continuously innovate to grow our business. Our ability to hire, develop, retain and motivate qualified consultants could be impaired by any diminution of our reputation, disparity in compensation relative to our competitors, modifications to our total compensation philosophy or competitor hiring programs. If we cannot attract, hire, develop and retain qualified consultants, our business, financial condition and results of operations may suffer. Our future success also depends upon our ability to integrate newly hired consultants successfully into our operations, to manage the performance of our consultants, and to train and incentivize them to introduce new services and solutions to clients. Failure to successfully integrate newly hired consultants or to manage the performance of our consultants could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income. Our ability to integrate, train and motivate our consultants and senior leaders in a manner that protects and enhances our culture could be negatively impacted by the Company's current hybrid work arrangements, and hybrid and remote working arrangements have also expanded the pool of other firms that may compete with us for our consultants and consultant candidates. There is also a risk that unanticipated

turnover in senior leadership could stall Company activity, interrupt strategic vision or lower productive output, any of which may adversely affect our business, financial condition and results of operations. As a result, any failure to attract, integrate, develop, manage, retain and motivate qualified consultants and senior leaders could cause our business, financial condition and results of operations to suffer.

We may not be able to prevent our consultants from taking our clients with them to another firm, which could adversely affect our business, financial condition and results of operations.

Our success depends upon our ability to develop and maintain strong, long-term relationships with our clients. Although we work on building these relationships between our firm and our clients, in many cases one or two consultants have primary responsibility for a client relationship. When a consultant leaves one executive search firm and joins another, clients who have established relationships with the departing consultant may move, and in the past have moved, their business to the consultant's new employer. We may also lose, and in the past have lost, clients if the departing consultant has widespread name recognition or a reputation as a specialist in executing searches in a specific industry or management function. If we fail to retain important client relationships when a consultant departs our firm, our business, financial condition and results of operations may be adversely affected.

Any inability to maintain our professional reputation and brand name could adversely affect our business, financial condition and results of operations.

We depend on our overall professional reputation and brand name recognition to retain existing and secure new client relationships, and to hire and retain qualified consultants. Our success also depends on the individual reputations of our consultants. We obtain many of our new engagements from existing clients or from referrals by those clients. A client who is dissatisfied with our work can adversely affect our ability to secure new engagements. In turn, the clients with which we choose to work can impact our reputation. If any factor, including the poor performance of our personnel or consultants, the loss of relevant thought leadership, various evolving trends related to market standards and stakeholder expectations, or the actual or perceived action or position of one of our consultants or clients, hurts our reputation or brand name, we may experience difficulties in competing successfully for both new engagements and qualified consultants, and we may experience decreased demand for our services. Failure to maintain our professional reputation and brand name could adversely affect our business, financial condition and results of operations.

Because certain of our clients have arrangements that restrict us from recruiting their employees, we are constrained in our ability to fill or obtain new executive search assignments in certain cases, which could impact demand for our services and affect our results of operations or financial condition.

Clients frequently require us to refrain from recruiting certain of their employees when conducting executive searches on behalf of other clients. These restrictions often have time and/or geographic limitations. The specific duration and scope of the off-limits arrangements depend on the length of the client relationship, the frequency with which the client engages us to perform searches, the number of assignments we have performed for the client and the potential for future business with the client.

Client restrictions on recruiting their employees create constraints on our ability to fulfill certain executive searches. Additionally, if a prospective client believes that we are overly restricted from recruiting the employees of our existing clients, these prospective clients may not engage us to perform their executive searches. As a result, our business, financial condition and results of operations may suffer.

We rely heavily on information management systems, and if such systems experience disruptions or other failures, are not expanded and diversified in a cost-effective and timely manner or are found to infringe the intellectual property rights of third parties, it may adversely affect the operation of our business, results of operations and financial condition.

Our success depends upon our ability to store, retrieve, process and manage substantial amounts of information. To achieve our goals, we must ensure that our information management systems continue to function properly, while also improving and upgrading them. Our information management systems are subject to the risk of failure, damage, interruption, obsolescence, inadequacy and breach. Further, we may be unable to license, design and implement, in a cost-effective and timely manner, improved information systems that allow us to compete effectively and can handle the increased demands of the planned expansion and diversification of our business. In addition, business process reengineering efforts may result in a change in

software platforms and programs. Such efforts may result in an acceleration of depreciation expense over the shortened expected remaining life of the software and present transitional problems. If it were determined or alleged that our information management systems infringe the intellectual property rights of third parties, we could face increased costs or our ability to use such systems, or to derive all of the intended benefits from them, could be delayed, impaired or blocked if we are unable to license such intellectual property or remedy the infringement. Problems or issues with our proprietary search system or other factors may result in interruptions or loss in our information processing capabilities which may adversely affect our business, financial condition and results of operations.

We are investing in new technology and intellectual property for the introduction of new products and services to our clients. Our inability to successfully implement these new technologies, products and services could negatively affect our business, profitability and reputation.

We continue to invest in new technology and intellectual property to enhance the products and services we offer to penetrate new markets and increase our client base. The development of new technology and intellectual property is subject to a number of risks including customer acceptance, intellectual property infringement, obsolescence, increased expenditures for research and development and privacy and ethical considerations. The success of new product and service introductions depends on a number of factors, including timely and effective development and market acceptance, and can be negatively impacted by various factors such as quality issues, the risk of exposure or misuse of confidential client information or other deficiencies and the risk that our competitors beat us to market with similar or more highly regarded products and services. The development and introduction of new products and services may prove disruptive to our operations by placing additional demands on our employees and management team and on our information, financial, marketing, administrative and operational systems, processes and controls. There can be no assurance that we will successfully develop new technology and intellectual property and effectively manage future introductions and transitions of products and services. The development and management of intellectual property also exposes us to the risk of potential misappropriation of or failure to otherwise protect our intellectual property. Furthermore, as we develop new technology intended to allow us to derive greater insights from our data or data entrusted to us by clients, there is a risk that such technology may not be designed or operate to produce the types or quality of results that will enable us to succeed as the market for our products and services continues to evolve, and a risk that our new products and services will not find market acceptance due to changes in clients' needs, technology, competitive pressures, or other external factors. If our new products and services are not successfully implemented or received by our clients, our business, financial condition and results of operations, as well as our professional reputation, could be adversely affected.

We are dependent on third parties for the execution of certain critical functions and the failure or inability to perform on the part of one or more of these third parties could materially and adversely affect our reputation and our business.

We do not maintain all of our technology infrastructure, and we have outsourced certain other critical applications and business processes to external providers, including cloud-based services. The failure or inability to perform on the part of one or more of these critical suppliers or partners could cause significant disruptions and increased costs. We are also dependent on security measures that some of our third-party vendors are taking to protect their own systems and infrastructures. If our third-party vendors do not maintain adequate security measures, do not require their sub-contractors to maintain adequate security measures, do not perform as anticipated and in accordance with contractual requirements, or become targets of cyber-attacks, we may experience operational difficulties, increased costs or the exposure or inappropriate use of certain data with which we are entrusted, any of which could materially and adversely affect our reputation and our business.

Legal, Regulatory and Compliance Risks

We face the risk of claims, including relating to alleged breaches of contractual obligations and employment-related or other laws and regulations in the services we perform for our clients, which could result in significant liabilities.

We are exposed to potential claims with respect to the executive search process and the other services we perform for our clients. A client could assert a claim for violations of off-limits arrangements, breaches of confidentiality agreements or professional malpractice. In addition, candidates for an executive search and on-demand talent assignment could assert claims against us. Possible claims include failure to maintain the confidentiality of the candidate's employment or placement search or personal data or for unlawful discrimination or other violations of the employment laws or malpractice. The growth and development of our other business lines bring with it the potential for similar claims as well as new types of claims from clients and client employees, including claims of intellectual property infringement. In various countries, we are subject to data protection laws impacting the processing of candidate and client employee information. We maintain professional liability insurance in amounts and coverage that we believe are adequate; however, we cannot guarantee that our insurance will cover all

claims or that coverage will always be available. Significant liabilities in excess of, or otherwise outside, our insurance coverage could have a negative impact on our business, financial condition and results of operations.

Data security, data privacy and data protection laws, such as GDPR, and other evolving regulations and cross-border data transfer restrictions, may limit the use of our services and adversely affect our business.

Legal requirements relating to the collection, storage, handling, use, disclosure, transfer, and security of personal data continue to evolve, and regulatory scrutiny in this area is increasing around the world. As a result, we are or may become subject to a variety of laws and regulations in the U.S. and abroad, which may require us to make changes to our approach to services, solutions and/or products so as to enable the Company and/or our clients to meet new legal requirements. Although we have a global data privacy program that is designed to address the requirements applicable to our international business, ongoing efforts to comply with GDPR and other rapidly emerging privacy and data protection laws in countries such as Brazil and China, or states in the U.S. such as California, has increased the complexity of our compliance operations, and could in the future entail substantial expenses, and divert resources from other initiatives and projects. The enactment of more restrictive laws, rules or regulations could lead to more onerous obligations in our contracts, limiting our storage, transfer and processing of data and, in some cases, make it more difficult and costly to meet client expectations, or lead to significant fines, penalties or liabilities for noncompliance, any of which could adversely affect our business, financial condition and results of operations.

In addition, due to the uncertainty and potentially conflicting interpretations of these laws, it is possible that such laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with applicable laws or satisfactorily protect personal information could result in governmental enforcement actions, litigation, or negative publicity, any of which could inhibit sales of our services, solutions and/or products in certain locations.

There may be adverse tax, legal, and other consequences if the independent contractor classification of our on-demand independent talent is challenged.

We classify the interim talent available through On-Demand Talent primarily as independent contractors. In general, any time a court or administrative agency determines that we or our clients have misclassified an on-demand consultant as an independent contractor, we or our clients could incur tax and other liabilities for failing to properly withhold or pay taxes on the consultant's compensation as well as potential wage and hour and other liabilities depending on the circumstances and jurisdiction. For on-demand talent who are classified as employees, some jurisdictions impose licensing and other requirements. If a court or administrative agency determines that we have failed to comply with these requirements, we could be subject to fines, revocation of licensure, or other penalties.

We may become subject to administrative inquiries and audits concerning the taxation and classification of our on-demand consultants. There is often uncertainty in the application of worker classification laws, and consequently there is risk to us and to clients that independent contractors could be deemed to be misclassified under applicable law. The tests governing whether a service provider is an independent contractor or an employee are typically highly fact sensitive and vary by governing law. Laws and regulations that govern the status and classification of independent contractors are also subject to change as well as to divergent interpretations by various authorities, which can create uncertainty and unpredictability.

A misclassification determination, allegation, claim, or audit involving our on-demand consultants creates potential exposure for clients and for us, including but not limited to reputational harm and monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages, and wage and hour laws and requirements (such as those pertaining to minimum wage and overtime); claims for employee benefits, social security contributions, and workers' compensation and unemployment insurance; claims of discrimination, harassment, and retaliation under civil rights laws; claims under laws pertaining to unionizing, collective bargaining, and other concerted activity; and other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability. Such claims could result in monetary damages (including but not limited to wage-based damages or restitution, compensatory damages, liquidated damages, and punitive damages), interest, fines, penalties, costs, fees (including but not limited to attorneys' fees), criminal and other liability, assessment, injunctive relief, or settlement, all of which could adversely impact our business and results of operations.

Increased cybersecurity vulnerabilities, threats and more sophisticated and targeted cyber-related attacks could pose a risk to our systems, networks, solutions, services and data.

Increased global cybersecurity vulnerabilities, threats and more sophisticated and targeted cyber-related attacks could pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity risks are constantly evolving as cybercriminals are becoming more sophisticated and launching larger and more effective attacks that are becoming more difficult to defend against, including attacks involving the malicious use of artificial intelligence. Cybersecurity threats range from ransomware, to attacks from more advanced and persistent sources, such as organized cybercriminals, to improper conduct by our employees. Furthermore, the Company's hybrid work arrangements may make it more vulnerable to targeted activity from cybercriminals or other nefarious actors and may increase the risk of cybersecurity incidents or other security breaches, including because hybrid work arrangements involve reliance on cloud technology and remote connectivity features which have been increasingly targeted by threat actors. As described in Part I, Item 1C. Cybersecurity, we have an incident response program in place designed to detect and respond to cybersecurity incidents. However, we have, from time to time, experienced threats to and infringement of our data, policies and systems in the ordinary operation of our business, and we remain vulnerable to additional known or unknown threats. We also have access to sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations and client-imposed controls. Despite our efforts to protect sensitive, confidential or personal data or information, we may be vulnerable to security breaches, theft, lost data, employee errors and/or malfeasance that could potentially lead to the compromising or other unauthorized use of sensitive, confidential or personal data or information, improper use of our systems or networks, or unauthorized access, use, disclosure, modification or destruction of information. In addition, a cybersecurity incident could result in other negative consequences, including disruption of our business operations for sustained periods of time, damage to our reputation or competitiveness, significant remediation costs, increased compliance costs, and litigation or regulatory action, which could result in fines and/or penalties, any of which could result in a negative impact to our business, results of operations and financial condition. Further, cybersecurity incidents affecting our clients could interrupt the operation of their businesses in a manner that could reduce or delay our clients' demand for our services, which could impact our results of operations.

Industry and General Economic Risks

Our net revenue and operating expenses may be affected by the impact of adverse macroeconomic or labor market conditions, including the impacts of inflation and effects of geopolitical instability, on demand for our services.

Demand for our services is affected by global macroeconomic conditions and the general level of economic activity and strength of the labor markets in the geographic regions in which we and our clients operate. During periods of slowed economic activity, many companies hire fewer permanent employees, reduce the levels at which they compensate their employees (which generally reduces the amount of revenue we generate as a result of a successful placement), choose to rely on their own human resources departments rather than third-party search firms to find talent or cut back on human resource initiatives or consulting engagements, all of which could negatively affect our financial condition and results of operations, including specifically our net revenue and operating expenses. We also may experience more competitive pricing pressure during periods of economic decline or unfavorable labor market conditions. If unfavorable changes in economic conditions occur, or if there are prolonged weaknesses in the labor markets in which we and our clients operate, including as a result of structural changes in workforce requirements in response to emerging technologies such as artificial intelligence, our business, financial condition and results of operations could suffer. Accelerated and pronounced economic pressures, such as the recent inflationary cost pressures, may negatively impact our expense base by increasing the costs we pay, including for services and employees, and may negatively impact revenues if our efforts to compensate for higher costs by raising our prices cause clients to reduce the volume of business they do with us or reduce our ability to attract new clients. Geopolitical instability, including actions by the new U.S. presidential administration and Congress, may also cause employers to reduce hiring and otherwise limit new strategic initiatives, which may also affect the demand for our services and ultimately impact our results of operations and financial condition.

We face aggressive competition and if we are unable to meet these competitive challenges, our business, financial condition and results of operations may be materially and adversely affected.

The global executive search industry is highly competitive and fragmented. We compete with other large global executive search firms, smaller specialty firms and, more recently with online firms and social media. Specialty firms may focus on regional or functional markets or on particular industries to a greater extent than we do. Some of our competitors may possess greater resources, greater name recognition and longer operating histories than we do in particular markets or practice areas, or be willing to reduce their fees or agree to alternative pricing practices in order to attract clients and increase market share. Our competitors may be further along in the development and design of technological solutions to meet client requirements,

including solutions involving generative artificial intelligence or other emerging technologies, and our new products and services could encounter significant competition from more mature participants in those areas. We may also face increasing competitive pressure as a result of our clients leveraging such technologies in-house to perform all or a portion of the services we offer in a manner that ultimately decreases the demand for our services, which could in turn require us to reduce our fees.

There are limited barriers to entry into the search industry and new search firms continue to enter the market. Executive search firms that have a smaller client base than we do may be subject to fewer off-limits arrangements. In addition, our clients or prospective clients may decide to perform executive searches using in-house personnel. Also, as online firms continue to evolve, they may develop offerings similar to or more expansive than ours, thereby increasing competition for our services or more broadly disrupting the executive search industry. As a result, we may not be able to continue to compete effectively with existing or potential competitors and we may not be able to implement our leadership strategy effectively.

Additionally, our on-demand talent and consulting services likewise face aggressive competition. We compete with other firms which offer services competitive with those we offer. Certain of these competitors may have more resources than we do and may be able to innovate and provide services faster than we can.

Our inability to meet these competitive challenges could have an adverse effect on our business, financial condition and results of operations.

A significant currency fluctuation between the U.S. dollar and other currencies could adversely impact our operating income.

With our operations in the Americas, Europe and Asia Pacific, we conduct business using various currencies. In 2024, approximately 41% of our net revenue was generated outside the United States. We do not enter into hedging transactions relating to our exposure to currency fluctuations. As we typically transact business in the local currency of our subsidiaries, our profitability may be impacted by the translation of foreign currency financial statements into U.S. dollars. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. dollar against foreign currencies, could have an adverse effect on our financial condition and results of operations. Currency fluctuations positively impacted our net revenues less than 0.1% and positively impacted our operating income by 0.6% for the year ended December 31, 2024.

Our ability to access additional credit could be limited, which may negatively impact our business.

Banks can be expected to strictly enforce the terms of our credit agreement. Although we are currently in compliance with the financial covenants of our revolving credit facility, a deterioration of economic conditions may negatively impact our business resulting in our failure to comply with these covenants, which could limit our ability to borrow funds under our credit facility or from other borrowing facilities in the future. In such circumstances, we may not be able to secure alternative financing or may only be able to do so at significantly higher costs.

General Risk Factors

Our multinational operations may be adversely affected by social, geopolitical, regulatory, legal, economic and weather-related or other natural disaster risks, and if we are unable to quickly and completely recover from any associated disruption to our business, we may experience financial losses and reputational damage.

We generate substantial revenue outside the United States. We offer our services through a network of offices in 30 countries around the world excluding our affiliates. Our ability to effectively serve our clients is dependent upon our ability to successfully leverage our operating model across all of these and any future locations, maintain effective management controls over all of our locations to ensure, among other things, compliance with applicable laws, rules and regulations, and instill our core values in all of our personnel at each of these and any future locations. We are exposed to the risk of changes in social, political, legal and economic conditions inherent in our operations, which could have a significant impact on our business, financial condition and results of operations. In addition, we conduct business in countries where the legal systems, local laws and trade practices are unsettled and evolving. Commercial laws in these countries are sometimes vague, arbitrary and inconsistently applied. Under these circumstances, it is difficult for us to determine at all times the exact requirements of such local laws. If we fail to comply with local laws, our business, financial condition and results of operations could suffer. In addition, the global nature of our operations poses challenges to our management, and financial and accounting systems. Failure to meet these challenges could adversely affect our business, financial condition and results of operations.

Our inability to quickly and completely recover should we experience a disaster or other business continuity problem could result in material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability. Natural disasters and unusual weather conditions, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and otherwise materially adversely affect the Company's business and financial condition. For instance, natural disasters or unusual weather conditions, which have increased in frequency and severity as a result of changing climate patterns, may reduce our consultants' and other employees' ability to travel or damage or impair access to our data servers that we use to provide consistent services to our clients.

The ongoing war in Ukraine has had a number of adverse effects for businesses including a worsening of economic conditions in Europe and more broadly, heightened cybersecurity threats, volatility in foreign exchange rates, inflationary pressures and disruptions in energy, food and commodity markets. Following Russia's invasion of Ukraine, we ceased our operations in Russia, which represented an immaterial amount of our total revenue. Additionally, conditions in Israel and the Gaza strip may adversely affect our business, especially our operations in Tel Aviv, which also represented an immaterial amount of our total revenue. Continued instability involving Israel and the Gaza strip, including any further hostilities, political instability, terrorist activities or the interruption of trade or transport may adversely affect our business, financial condition and results of operations.

There is substantial uncertainty about the future impact of these conflicts and the response of the international community on regional economies and the global economy generally, including the risk that the conflicts could escalate or expand, and the risk of a continuation or escalation of the effects described above, and heightened geopolitical instability generally. Any of these events or trends could have a material adverse effect on our business and operating results, particularly our European, Asia Pacific and Middle East operations, as well as on the business and operations of our clients, which could, in turn, affect demand for our services. In addition, the continuation or extent to which the Russia-Ukraine war or the conflict in Israel and the Gaza strip may intensify or expand could exacerbate or heighten many of the other risk factors described in this section.

Unfavorable tax law changes and tax authority rulings may adversely affect our results.

We are subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, or changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

We may not be able to generate sufficient profits to realize the benefit of our net deferred tax assets.

We establish valuation allowances against deferred tax assets when there is insufficient evidence that we will be able to realize the benefit of these deferred tax assets. We reassess our ability to realize deferred tax assets as facts and circumstances dictate. If after future assessments of our ability to realize the deferred tax assets we determine that a lesser or greater allowance is required, we record a reduction or increase to the income tax expense and the valuation allowance in the period of such determination. The uncertainty surrounding the future realization of our net deferred tax assets could adversely impact our financial condition and results of operations.

We may not be able to align our cost structure with net revenue, which could adversely affect our business, financial condition and results of operations.

We must ensure that our costs and workforce continue to be in proportion to demand for our services. Failure to align our cost structure, including cost increases due to inflationary pressures and higher labor costs due to recent historically low levels of unemployment, and headcount with net revenue could adversely affect our business, financial condition and results of operations. Changes in our mix of revenue also affect our profitability, and as we continue to diversify our businesses, it places additional pressure on our ability to appropriately align our cost structure and headcount with our operations, which could adversely affect our operating margins and our ability to invest in future growth.

We have experienced, and may in the future experience impairment of our goodwill, other intangible assets and other long-lived assets, which could have an adverse impact on our business, financial condition and results of operations.

In accordance with generally accepted accounting principles, we perform assessments of the carrying value of our goodwill at least annually, and we review our goodwill, other intangible assets and other long-lived assets for impairment whenever events occur or circumstances indicate that a carrying amount of these assets may not be recoverable. These events and circumstances include a significant change in business climate, attrition of key personnel, changes in financial condition or results of operations, a prolonged decline in our stock price and market capitalization, competition, and other factors. In performing these assessments, we must make assumptions regarding the estimated fair value of our goodwill and other intangible assets. These assumptions include estimates of future market growth and trends, forecasted revenue and costs, capital investments, discount rates, and other variables. If the fair market value of one of our reporting units or other long-term assets is less than the carrying amount of the related assets, we would be required to record an impairment charge. We recognized an aggregate goodwill impairment charge of $59.5 million in 2024. Due to continual changes in market and general business conditions, we cannot predict whether, and to what extent, our goodwill and long-lived intangible assets may be impaired in future periods. Any resulting impairment loss could have an adverse impact on our business, financial condition and results of operations.

Our ability to execute and integrate future acquisitions, if any, could negatively affect our business and profitability.

Our future success may depend in part on our ability to complete the integration of acquisition targets successfully into our operations, including our recent acquisitions of Business Talent Group and Atreus. The process of executing and integrating an acquired business subjects us to a number of risks, including:

- diversion of management attention;

- failure to successfully further develop the acquired business;

- amortization of intangible assets, adversely affecting our reported results of operations;

- inability to retain and/or integrate the management, key personnel and other employees of the acquired business;

- inability to properly integrate businesses resulting in operating inefficiencies;

- inability to establish uniform standards, disclosure controls and procedures, internal control over financial reporting and other systems, procedures and policies in a timely manner;

- inability to retain the acquired company's clients;

- exposure to legal claims for activities of the acquired business prior to acquisition; and

- inability to generate revenues to offset any new liabilities assumed and expenses associated with an acquired business.

If our acquisitions are not successfully executed and integrated, our business, strategic position, financial condition and results of operations, as well as our professional reputation, could be adversely affected.

We have anti-takeover provisions that could make an acquisition of us difficult and expensive.

Anti-takeover provisions in our Certificate of Incorporation, our By-laws and the laws of Delaware, our jurisdiction of incorporation, make it difficult and expensive for someone to acquire us in a transaction which is not approved by our Board of Directors. Some of the provisions in our Certificate of Incorporation and By-laws include:

- limitations on stockholder actions; and

- the ability to issue one or more series of preferred stock by action of our Board of Directors.

These provisions could discourage an acquisition attempt or other transaction in which stockholders could receive a premium over the then-current market price for the common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We consider cybersecurity risk management, confidentiality and information security to be critical to our corporate visions and values. We employ a combination of people, technical safeguards and processes to manage these risks and protect information for which we are responsible. Our security program, policies, standards, processes, tools and talent are aligned with the purpose of preventing and mitigating any potential cybersecurity incidents and data leakage.

We have a program in place designed to detect and respond to cybersecurity incidents. Our Chief Information Security Officer ("CISO") and the cybersecurity team are responsible for defining, implementing and administering appropriate measures to protect information across the Company. Cybersecurity risks are also identified and considered when conducting our annual Enterprise Risk Management ("ERM") exercise. Pursuant to our ERM program, material cybersecurity risks are identified, assigned to an individual owner with the organization, reviewed twice annually with the CISO, Chief Legal Officer and Corporate Secretary, and Chief Information Officer and tracked to evaluate containment and mitigation efforts on a go-forward basis. As further described below, management also reviews and discusses the ERM program with the Audit & Finance Committee ("AFC") of our Board of Directors ("Board"), as well as the full Board, at least annually.

Some key safeguards we have undertaken to assess, identify and manage material risks from cybersecurity threats include, but are not limited to:

- Engaging an independent audit firm to conduct a System and Organization Controls ("SOC") 2 audit of the Company in 2024;
- Designing information security policies based on the International Organization Standardization ("ISO") 27001 framework;
- Maintaining well-documented processes to provide and remove access, for security incident response, for IT change control and for secure software development lifecycle;
- Conducting regular system patching;
- Conducting frequent, independent third-party vulnerability and penetration testing;
- Providing access on a "need to know" basis applied with "least privilege" principle;
- Requiring multi-factor authentication for system access;
- Protecting the use of data centers with physical and environmental controls;
- Encrypting data at rest and in transit;
- Requiring regular, independent SOC 1 and/or SOC 2 audits for key SaaS providers;
- Requiring third-parties to have information risk management processes;
- Requiring regular security awareness training, including annual online security awareness training, for all users of our systems, which covers topics like phishing, social engineering, mobile and device security and protection of sensitive information;
- Testing awareness by sending regular test phishing emails;
- Monitoring security 24/7/365; and
- Providing for system redundancy and resilience to help ensure business continuity.

We regularly engage third party service providers to assist with management of cybersecurity risks. For instance, as noted above, we engage third parties to conduct frequent, independent vulnerability and penetration testing of our systems. In addition, in 2023 and 2024, we engaged Grant Thornton LLP to conduct a SOC 2 audit of our systems and controls. Further, our enterprise level IT general controls are audited annually by our independent registered public accounting firm.

We also monitor and oversee risks from cybersecurity threats associated with all third-party service providers that handle data or information for us. In connection with engaging any third-party service provider that will handle data or information for

us, we review its internal controls, require that it fill out our security and/or privacy questionnaires and ensure there is appropriate contractual language regarding data privacy, security, and confidentiality. For example, we require all third-party service providers that handle personal data to sign data privacy addenda. We also annually audit compliance of those third-party service providers with these requirements, including through a review of their SOC 1 and/or SOC 2 audits, have them update our security and/or privacy questionnaires and, as appropriate, we conduct on-site audits for certain significant third-party service providers.

We face a number of cybersecurity risks in connection with our business. To date and to our knowledge, we have not experienced a material cybersecurity incident, and cybersecurity threats have not had a material impact on our business strategy, results of operations, or financial condition. However, we have, from time to time, experienced threats to and infringement of our data, policies and systems in the ordinary operation of our business. For more information about the cybersecurity risks we face, see the risk factors in Part I, Item 1A. Risk Factors entitled "Increased cybersecurity vulnerabilities, threats and more sophisticated and targeted cyber-related attacks could pose a risk to our systems, networks, solutions, services and data." and "We are dependent on third parties for the execution of certain critical functions and the failure or inability to perform on the part of one or more of these third parties could materially and adversely affect our reputation and our business.".

Governance

The AFC, comprised entirely of independent directors, assists the Board in its responsibilities of ensuring that the Company has established, documented and maintained, and periodically reevaluates, its processes with respect to cybersecurity. Our CISO briefs the AFC on cybersecurity matters, including on the evolving threat landscape and the Company's enhanced efforts in light of emerging risks, no less than twice per year, and in 2024, our CISO provided cybersecurity updates to the AFC two times during the course of the year. In addition to formal updates provided to the AFC, our CISO maintains regular communication throughout the year with members of the AFC on these issues. The chair of the AFC also briefs the full Board on cybersecurity matters discussed amongst the AFC. Furthermore, and as discussed above, cybersecurity risks are also reviewed and discussed with the AFC and the full Board as part of the annual ERM assessment.

Our CISO has experience managing a risk-based, effective, practical and appropriately-sized cybersecurity program that aligns with our strategic business objectives and leads our cybersecurity team, which is responsible for assessing and managing the Company's material risks from cybersecurity threats. Our CISO has 29 years of experience in the technology domain and 25 years of experience in information security. Our CISO is also a CISSP (Certified Information Systems Security Professional) and a CIPP/E (Certified Information Privacy Professional/Europe).

We have a specifically outlined incident response plan that documents the requirements of notification, classification, analysis and communication of security incidents, including cybersecurity incidents, based on the identified severity level. The CISO is informed of incidents at all severity levels pursuant to the incident response plan. The incident response plan also includes initial steps to convene the response team, contain the incident, consider insurance notification requirements, determine the type of incident and escalation, consider the communications protocol and consider involving law enforcement. In addition, the CISO is informed of potential cybersecurity incidents through the Company's IT incident response system, which contains security logs that are reviewed by the Company's 24/7/365 security operations center, and through the Company's enterprise incident response system, which involves both daily reports of potential issues and alerts that may be initiated by an employee or former employee of the Company.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Chicago, Illinois. As of December 31, 2024, we have leased office space in 57 cities in 30 countries around the world. All of our offices are leased. We do not own any real estate. We believe our existing facilities are in good operating condition and are suitable for our current needs. We do not anticipate significant difficulty replacing such facilities or locating additional facilities to accommodate future growth.

ITEM 3. LEGAL PROCEEDINGS

We have contingent liabilities from various pending claims and litigation matters arising in the ordinary course of our business, some of which involve claims for damages that may be substantial in amount. Some of these matters are covered by insurance. Based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for our Common Stock

Our common stock, $0.01 par value, is listed on the Nasdaq Stock Market under the symbol "HSII".

Holders of Record

As of February 14, 2024, we had 45 holders of record of our common stock and 20,409,835 shares of common stock outstanding. A greater number of holders of our common stock are beneficial holders, whose shares are held by banks, brokers, and other financial institutions.

Performance Graph

We have presented below a graph which compares the cumulative total stockholder return on our common shares with the cumulative total stockholder return of the Standard & Poor's SmallCap 600 Index and the Standard & Poor's Composite 1500 Human Resource and Employment Services Index. The S&P Composite 1500 Human Resource & Employment Services Index includes 13 companies in related businesses, including Heidrick & Struggles. Cumulative total return for each of the periods shown in the performance graph is measured assuming an initial investment of $100 on December 31, 2019.

The stock price performance depicted in this graph is not necessarily indicative of future price performance. This graph will not be deemed to be filed as part of this Form 10-K, and will not be deemed to be incorporated by reference by any general statement incorporating this Form 10-K into any filing by us under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this information by reference.



Assumes $100 invested on December 31, 2019 in HSII or index, including reinvestment of dividends.
Index Data - Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

Dividends

From September 2007 through December 2018, we paid a quarterly cash dividend of $0.13 per share as approved by our Board of Directors. In 2019, we began paying a quarterly cash dividend of $0.15 per share as approved by our Board of Directors. In 2024, the total cash dividend paid was $0.60 per share.

In February 2025, our Board of Directors approved a quarterly dividend of $0.15 per share on our common stock which will be paid on March 27, 2025, to shareholders of record as of March 13, 2025. Any future dividends will continue to be declared at the discretion of our Board of Directors.

In connection with the quarterly cash dividend, we also pay a dividend equivalent on outstanding restricted stock units. The amounts related to the dividend equivalent payments for restricted stock units are accrued over the vesting period and paid upon vesting. In 2024 and 2023, we paid $0.7 million and $0.5 million, respectively, in dividend equivalent payments.

Stock Repurchase Program

On February 11, 2008, we announced that our Board of Directors authorized management to repurchase shares of our common stock with an aggregate purchase price of up to $50 million (the "Repurchase Authorization"). We may from time to time and as business conditions warrant purchase shares of our common stock on the open market or in negotiated or block trades. No time limit has been set for completion of this program. During the year ended December 31, 2023, the Company repurchased 36,000 shares of common stock for $0.9 million. There were no purchases of shares of our common stock in 2024 or 2022, and prior to the 2023 purchases, the most recent purchase of the Company's shares of common stock occurred during the year ended December 31, 2012. As of December 31, 2024, we have purchased 1,074,670 shares of our common stock pursuant to the Repurchase Authorization for a total of $29.2 million and $20.8 million remains available for future purchases under the Repurchase Authorization.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations as well as other sections of this Annual Report on Form 10-K contain forward-looking statements within the meaning of the federal securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements are not historical facts or guarantees of future performance, but instead represent only our beliefs, assumptions, expectations, estimates, forecasts and projections regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "outlook," "projects," "forecasts," "aim," and similar expressions. These statements include statements other than historical information or statements of current condition and may relate to our future plans and objectives and results. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in the forward-looking statements include, among others, those discussed under the Section heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Factors that may cause actual outcomes and results to differ materially from what is expressed, forecasted or implied in the forward-looking statements include, among other things, our ability to attract, integrate, develop, manage, retain and motivate qualified consultants and senior leaders; our ability to prevent our consultants from taking our clients with them to another firm; our ability to maintain our professional reputation and brand name; our clients' ability to restrict us from recruiting their employees; our heavy reliance on information management systems; risks arising from our implementation of new technology and intellectual property to deliver new products and services to our clients; our dependence on third parties for the execution of certain critical functions; the fact that we face the risk of liability in the services we perform; the fact that data security, data privacy and data protection laws and other evolving regulations and cross-border data transfer restrictions may limit the use of our services and adversely affect our business; any challenges to the classification of our on-demand talent as independent contractors; the fact that increased cybersecurity requirements, vulnerabilities, threats and more sophisticated and targeted cyber-related attacks could pose a risk to our systems, networks, solutions, services and data; the fact that our net

revenue may be affected by adverse macroeconomic or labor market conditions, including impacts of inflation and effects of geopolitical instability; the aggressive competition we face; the impact of foreign currency exchange rate fluctuations; our ability to access additional credit; social, political, regulatory, legal and economic risks in markets where we operate, including the impact of the ongoing war in Ukraine and the conflict in Israel and the Gaza strip, the risks of an expansion or escalation of those conflicts and our ability to quickly and completely recover from any disruption to our business; the impact from actions by the new U.S. presidential administration and Congress; unfavorable tax law changes and tax authority rulings; our ability to realize the benefit of our net deferred tax assets; the fact that we may not be able to align our cost structure with net revenue; any impairment of our goodwill, other intangible assets and other long-lived assets; our ability to maintain an effective system of disclosure controls and internal control over our financial reporting and produce accurate and timely financial statements; our ability to execute and integrate future acquisitions; and the fact that we have anti-takeover provisions that make an acquisition of us difficult and expensive. We caution the reader that the list of factors may not be exhaustive. The forward-looking statements contained in this Annual Report on Form 10-K speak only as of the date hereof. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for years 2024 and 2023. For the discussion of changes from 2023 to 2022 and other financial information related to 2022, refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023 as filed with the SEC on February 27, 2023.

Executive Overview

Our Business

We are a human capital leadership advisory firm providing executive search, on-demand talent and consulting services.

Our Executive Search services help our clients build leadership teams by facilitating the recruitment, management and development of senior executives. We believe focusing on top-level services offers us several advantages that include access to and influence with key decision makers, increased potential for recurring search consulting engagements, higher fees per search, enhanced brand visibility and a leveraged global footprint, which create added barriers to entry for potential competitors. Working at the top of client organizations also allows us to attract and retain high-caliber consultants.

Our On-Demand Talent business is a market-leader in sourcing high-end, on-demand independent talent and provides clients seamless on-demand access to top independent talent, including professionals with deep industry and functional expertise for interim leadership roles and critical, project-based initiatives.

As a complement and extension of our search services, we partner with organizations through Heidrick Consulting to provide advisory services related to leadership assessment and development, organization and team effectiveness, and culture shaping. Our tools and experts use data and technology designed to bring science to the art of human capital development and organizational design. Our services allow our clients to accelerate their strategies and the effectiveness of individual leaders, teams and organizations as a whole.

Heidrick Consulting offers our clients impactful approaches to human capital development through a myriad of solutions, ranging from leadership assessment and development, team and organization acceleration, digital acceleration and innovation, diversity and inclusion advisory services, and culture shaping. Applying our deep understanding of the behaviors and attributes of leaders across many of the world's premier companies, we guide our clients as they build a thriving culture of future-ready leadership. These premium services and offerings, which complement our Executive Search expertise, significantly contribute to our ability to deliver a full-service human capital consulting solution to our clients.

We provide our services to a broad range of clients through the expertise of over 500 consultants located in major cities around the world. Our Executive Search services are provided on a retained basis. Revenue before reimbursements of out-of-pocket expenses ("net revenue") consists of retainers and indirect expenses billed to clients. Typically, we are paid a retainer for our executive search services equal to approximately one-third of the estimated first-year compensation for the position to be filled. In addition, if the actual compensation of a placed candidate exceeds the estimated compensation, we often are authorized to bill the client for one-third of the excess. Indirect expenses are calculated as a percentage of the retainer with certain dollar limits per search.

The Company has five operating segments. The executive search business operates in the Americas, Europe (which includes Africa) and Asia Pacific (which includes the Middle East), and the Heidrick Consulting and On-Demand Talent businesses operate globally.

Key Performance Indicators

We manage and assess our performance through various means, with primary financial and operational measures including net revenue, Adjusted EBITDA (defined below; non-GAAP) and Adjusted EBITDA margin (non-GAAP). These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP (defined below). Executive Search and Heidrick Consulting performance is also measured using consultant headcount. Specific to Executive Search, confirmed search (confirmation) trends, consultant productivity and average revenue per search are used to measure performance. Productivity is as measured by annualized Executive Search net revenue per consultant.

Revenue is driven by market conditions and a combination of the number of executive search engagements, consulting projects, on-demand projects and the average revenue per search or project. With the exception of compensation expense and cost of sales, incremental increases in revenue do not necessarily result in proportionate increases in costs, particularly operating and administrative expenses, thus creating the potential to improve Adjusted EBITDA and Adjusted EBITDA margins.

The number of consultants, confirmation trends, number of searches or projects completed, productivity levels and the average revenue per search or project will vary from quarter to quarter, affecting net revenue, Adjusted EBITDA and Adjusted EBITDA margin.

The Company evaluates performance and allocates resources based on the chief operating decision maker's review of (1) net revenue and (2) net income before interest, taxes, depreciation and amortization, as adjusted, to the extent they occur, for earnout accretion, earnout fair value adjustments, contingent compensation, deferred compensation plan income or expense, certain reorganization costs, impairment charges and restructuring charges ("Adjusted EBITDA"). Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue in the same period.

Consolidated and the subtotal of Executive Search Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and have limitations as analytical tools. They should not be viewed as a substitute for financial information determined in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. In addition, they may not necessarily be comparable to non-GAAP performance measures that may be presented by other companies.

We believe the presentation of these non-GAAP financial measures provides meaningful supplemental information and a more complete understanding of our ongoing operating results, including underlying trends. These non-GAAP financial measures are used by management in their financial and operating decision making because management believes they reflect our ongoing business in a manner that allows for meaningful period-to-period comparison and evaluation. We also believe that these non-GAAP financial measures, when considered together with our GAAP financial measures, provide management and investors with additional information for comparison of our operating results with the operating results of other companies.

Our Compensation Model

At the consultant level, there are fixed and variable components of compensation. Individuals are rewarded for their performance based on a system that directly ties a portion of their compensation to the amount of net revenue for which they are responsible. A portion of the reward may be based upon individual performance against a series of non-financial measures. Credit towards the variable portion of a consultant's compensation is earned by generating net revenue for winning and executing work. Each quarter, we review and update the expected annual performance of all consultants and accrue variable compensation accordingly. The amount of variable compensation that is accrued for each consultant is based on a tiered payout model. Overall Company performance determines the amount available for total variable compensation. The more net revenue that is generated by the consultant, the higher the percentage credited towards the consultant's variable compensation and thus accrued by the Company as expense.

The mix of individual consultants who generate revenue can significantly affect the total amount of compensation expense recorded, which directly impacts operating margin. As a result, the variable portion of the compensation expense may fluctuate significantly from quarter to quarter. The total variable compensation is discretionary and is based on Company-wide financial targets approved by the Human Resources and Compensation Committee of the Board of Directors.

Historically, a portion of the Company's consultant and management cash bonuses were deferred and paid over a three-year vesting period. The portion of the bonus was approximately 15% depending on the employee's level or position. The compensation expense related to the amounts being deferred was recognized on a graded vesting attribution method over the requisite service period. This service period began on January 1 of the respective fiscal year and continued through the deferral date, which coincided with the Company's bonus payments in the first half of the following year and for an additional three-year vesting period. The deferrals were recorded in *Accrued salaries and benefits* within both *Current liabilities* and *Non-current liabilities* in the Consolidated Balance Sheets.

In 2020, the Company terminated the cash bonus deferral for consultants and, in 2021, terminated the cash bonus deferral for management. The Company now pays 100% of the cash bonuses earned by consultants and management in the first half of the following year. Consultant and management cash bonuses earned prior to 2020 and 2021, respectively, were paid under the terms of the cash bonus deferral program. The deferrals were recorded in *Accrued salaries and benefits* within both *Current liabilities* and *Non-current liabilities* in the Consolidated Balance Sheets. The final cash bonus deferrals were paid during the year ended December 31, 2023.

2024 Overview

Consolidated net revenue increased $71.7 million, or 7.0%, to $1.1 billion in 2024 from $1.0 billion in 2023. Foreign exchange rates positively impacted results by $0.4 million, or less than 0.1%. Executive Search net revenue was $818.4 million in 2024, an increase of $38.3 million, or 4.9%, compared to 2023. The increase in Executive Search net revenue was primarily due to an increase in the average revenue per executive search compared to the prior year. On-Demand Talent net revenue was $168.3 million in 2024, an increase of $15.8 million, or 10.4%, compared to 2023. The increase in On-Demand Talent revenue was primarily due to an increase in the volume on-demand projects and the timing of the Atreus acquisition in February 2023. Heidrick Consulting net revenue was $111.9 million in 2024, an increase of $17.6 million, or 18.6%, compared to 2023. The increase in Heidrick Consulting revenue was primarily due to an increase in leadership assessment and development consulting engagements compared to the prior year and the timing of the businessfourzero acquisition in April 2023.

The number of Executive Search and Heidrick Consulting consultants was 418 and 85, respectively, as of December 31, 2024, compared to 414 and 89, respectively, as of December 31, 2023. Executive Search productivity, as measured by annualized net Executive Search revenue per consultant, was $2.0 million and $1.9 million for the years ended December 31, 2024, and 2023, respectively. Executive search confirmations increased 0.1% in 2024 compared to 2023. The average revenue per executive search increased to $146,000 in 2024 compared to $140,000 in the prior year.

Adjusted EBITDA as a percentage of revenue was 10.1% in 2024, compared to 12.2% in 2023. The change in Adjusted EBITDA was primarily due to increases in salaries and benefits expense, general and administrative expense, and cost of services, partially offset by an increase in net revenue of $71.7 million. Salaries and benefits expense as a percentage of net revenue was 65.1% in 2024, compared to 63.9% in 2023. General and administrative expense as a percentage of net revenue was 15.2% in 2024, and 2023. Cost of services expense as a percentage of net revenue was 10.8% in 2024, compared to 10.6% in 2023. Research and development costs as a percentage of net revenue was 2.1% in 2024, compared to 2.2% in 2023.

We ended the year with combined cash, cash equivalents, and marketable securities of $563.5 million, an increase of $85.4 million compared to $478.2 million at December 31, 2023. We pay the majority of bonuses in the first half of the year following the year in which they were earned. Employee bonuses are accrued throughout the year and are based on the Company's performance and the performance of the individual employee. We expect to pay approximately $317.8 million in bonuses related to 2024 performance in March and April 2025.

Results of Operations

The following table summarizes, for the periods indicated, the results of operations (in thousands, except per share data):

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenue						
Revenue before reimbursements (net revenue)	$	1,098,573	$	1,026,864	$	1,073,464
Reimbursements		17,103		14,318		10,122
Total revenue		1,115,676		1,041,182		1,083,586
Operating expenses						
Salaries and benefits		715,628		656,030		737,430
General and administrative expenses		166,995		156,494		132,678
Cost of services		118,950		109,039		70,676
Research and development		23,055		22,698		20,414
Impairment charges		59,478		7,246		—
Restructuring charges		6,939		—		—
Reimbursed expenses		17,103		14,318		10,122
Total operating expenses		1,108,148		965,825		971,320
Operating income		7,528		75,357		112,266
Non-operating income (expense)						
Interest, net		14,422		11,617		5,337
Other, net		8,702		1,697		(2,367)
Net non-operating income		23,124		13,314		2,970
Income before taxes		30,652		88,671		115,236
Provision for income taxes		21,924		34,261		35,750
Net income	$	8,728	$	54,410	$	79,486
Weighted-average common shares outstanding						
Basic		20,293		20,029		19,758
Diluted		21,188		20,766		20,618
Earnings per common share						
Basic	$	0.43	$	2.72	$	4.02
Diluted	$	0.41	$	2.62	$	3.86
Cash dividends paid per share	$	0.60	$	0.60	$	0.60

The following table summarizes, for the periods indicated, our results of operations as a percentage of revenue before reimbursements (net revenue):

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue			
Revenue before reimbursements (net revenue)	100.0 %	100.0 %	100.0 %
Reimbursements	1.6	1.4	0.9
Total revenue	101.6	101.4	100.9
Operating expenses			
Salaries and benefits	65.1	63.9	68.7
General and administrative expenses	15.2	15.2	12.4
Cost of Services	10.8	10.6	6.6
Research and development	2.1	2.2	1.9
Impairment charges	5.4	0.7	—
Restructuring charges	0.6	—	—
Reimbursed expenses	1.6	1.4	0.9
Total operating expenses	100.9	94.1	90.5
Operating income	0.7	7.3	10.5
Non-operating income (expense)			
Interest, net	1.3	1.1	0.5
Other, net	0.8	0.2	(0.2)
Net non-operating income	2.1	1.3	0.3
Income before income taxes	2.8	8.6	10.7
Provision for income taxes	2.0	3.3	3.3
Net income	0.8 %	5.3 %	7.4 %

Note: Totals and subtotals may not equal the sum of individual line items due to rounding.

The following table sets forth, for the periods indicated, a reconciliation of Adjusted EBITDA to net income:

		December 31,	
	2024	2023	2022
Revenue before reimbursements (net revenue)	$ 1,098,573	$ 1,026,864	$ 1,073,464
Net income	8,728	54,410	79,486
Interest, net	(14,422)	(11,617)	(5,337)
Other, net	(8,702)	(1,697)	2,367
Provision for income taxes	21,924	34,261	35,750
Operating income	7,528	75,357	112,266
Adjustments			
Depreciation	10,782	9,113	7,394
Intangible amortization	8,075	9,395	3,209
Earnout accretion	1,926	1,554	820
Earnout fair value adjustments	438	—	(464)
Acquisition contingent consideration	10,815	11,934	3,885
Deferred compensation plan	5,257	6,132	(6,232)
Reorganization costs	—	4,886	—
Impairment charges	59,478	7,246	—
Restructuring charges	6,939	—	—
Total adjustments	103,710	50,260	8,612
Adjusted EBITDA	$ 111,238	$ 125,617	$ 120,878
Adjusted EBITDA margin	10.1 %	12.2 %	11.3 %

The Company has five operating segments. The executive search business operates in the Americas, Europe (which includes Africa) and Asia Pacific (which includes the Middle East), and the Heidrick Consulting and On-Demand Talent businesses operate globally (See Note 18, *Segment Information*).

Revenue and Adjusted EBITDA, by segment, are as follows:

		December 31,	
	2024	2023	2022
Revenue			
Executive Search			
Americas	$ 556,944	$ 522,988	$ 612,881
Europe	165,018	166,379	176,275
Asia Pacific	96,396	90,678	112,766
Total Executive Search	818,358	780,045	901,922
On-Demand Talent	168,325	152,506	91,349
Heidrick Consulting	111,890	94,313	80,193
Revenue before reimbursements	1,098,573	1,026,864	1,073,464
Reimbursements	17,103	14,318	10,122
Total revenue	$ 1,115,676	$ 1,041,182	$ 1,083,586
Adjusted EBITDA			
Executive Search			
Americas	$ 174,260	$ 173,358	$ 164,193
Europe	14,793	22,246	22,150
Asia Pacific	13,327	11,070	19,813
Total Executive Search	202,380	206,674	206,156
On-Demand Talent	(1,984)	1,434	(336)
Heidrick Consulting	(6,237)	(5,823)	(6,444)
Total segments	194,159	202,285	199,376
Research and development	(19,016)	(20,535)	(19,965)
Global Operations Support	(63,905)	(56,133)	(58,533)
Total adjusted EBITDA	$ 111,238	$ 125,617	$ 120,878

Year ended December 31, 2024, compared to year ended December 31, 2023

Total revenue. Consolidated total revenue increased $74.5 million, or 7.2% to $1.1 billion in 2024 from $1.0 billion in 2023. The increase in total revenue was primarily due to the increase in revenue before reimbursements (net revenue).

Revenue before reimbursements (net revenue). Consolidated net revenue increased $71.7 million, or 7.0%, to $1.1 billion in 2024 from $1.0 billion in 2023. Foreign exchange rates positively impacted results by $0.4 million, or less than 0.1%. Executive Search net revenue was $818.4 million in 2024, an increase of $38.3 million, or 4.9%, compared to 2023. The increase in Executive Search net revenue was primarily due to an increase in the average revenue per executive search compared to the prior year. On-Demand Talent net revenue was $168.3 million in 2024, an increase of $15.8 million, or 10.4%, compared to 2023. The increase in On-Demand Talent revenue was primarily due to an increase in the volume of on-demand projects and the timing of the Atreus acquisition in February 2023. Heidrick Consulting net revenue was $111.9 million in 2024, an increase of $17.6 million, or 18.6%, compared to 2023. The increase in Heidrick Consulting revenue was primarily due to an increase in leadership assessment and development consulting engagements compared to the prior year and the timing of the businessfourzero acquisition in April 2023.

The number of Executive Search and Heidrick Consulting consultants was 418 and 85, respectively, as of December 31, 2024, compared to 414 and 89, respectively, as of December 31, 2023. Executive Search productivity, as measured by annualized net Executive Search revenue per consultant, was $2.0 million and $1.9 million for the years ended December 31, 2024, and 2023, respectively. Executive search confirmations increased 0.1% in 2024 compared to 2023. The average revenue per executive search increased to $146,000 in 2024 compared to $140,000 in the prior year.

Salaries and benefits. Consolidated salaries and benefits expense increased $59.6 million, or 9.1%, to $715.6 million in 2024, from $656.0 million in 2023. Fixed compensation increased $6.8 million due to increases in base salaries and payroll taxes, stock-based compensation, and talent acquisition and retention costs, partially offset by decreases in separation costs, retirement and benefits, and deferred compensation plan expenses. Variable compensation increased $52.8 million due to due to higher bonus accruals related to increased consultant productivity. Foreign exchange rate fluctuations negatively impacted salaries and benefits expenses by $0.3 million, or less than 0.1%.

In 2024, we had an average of 2,195 employees, compared to an average of 2,208 employees in 2023.

As a percentage of net revenue, salaries and benefits expense was 65.1% in 2024, compared to 63.9% in 2023.

General and administrative expenses. Consolidated general and administrative expenses increased $10.5 million, or 6.7%, to $167.0 million in 2024 from $156.5 million in 2023. The increase in general and administrative expenses was due to increases in office occupancy costs, expenses related to information technology, business development travel, professional fees, hiring fees, and marketing expenses, partially offset by decreases in bad debt, intangible amortization, external third-party consultants, insurance and bank fees, taxes and licenses, and communication services costs. Foreign exchange rate fluctuations negatively impacted general and administrative expenses by $0.3 million, or 0.2%.

As a percentage of net revenue, general and administrative expenses were 15.2% in 2024, and 2023.

Cost of services. Consolidated cost of services increased $9.9 million, or 9.1%, to $119.0 million in 2024, from $109.0 million in 2023. The increase in cost of services was primarily due to an increase in the volume of On-Demand and consulting projects. Foreign exchange rate fluctuations negatively impacted cost of services by $0.3 million, or 0.3%.

Research and development. Due to the rapid pace of technological advances and digital disruption many of our clients are experiencing, we believe our ability to compete successfully depends increasingly upon our ability to provide clients with timely and relevant technology-enabled products and services. As such, we are focused on developing new technologies to enhance existing products and services, and to expand the range of our offerings through research and development ("R&D"), licensing of intellectual property and acquisition of third-party businesses and technology. The benefits from our R&D efforts will be utilized to develop and enhance new and existing services and products across our current offerings in Executive Search, Heidrick Consulting, On-Demand Talent and for products and services in new segments that we may embark upon in the future from time to time, such as our new Heidrick Navigator platform. Consolidated R&D expense increased $0.4 million, or 1.6%, to $23.1 million in 2024, from $22.7 million in 2023. R&D expense consists of payroll, employee benefits, stock-based compensation, other employee expenses and third-party professional fees associated with new product development.

Impairment charges. During the three months ended June 30, 2024, as a result of the Company's mid-year forecasting process, it was determined that a reduction in the On-Demand Talent reporting unit forecast was required. Due to the reduction in the forecasted results for the reporting unit, in addition to the 6% passing margin in the most recent impairment analysis conducted as of October 31, 2023, the Company determined that it was more likely than not that the fair value of the reporting unit was less than its carrying value. As a result, the Company identified a triggering event and performed an interim goodwill impairment evaluation during the three months ended June 30, 2024. Based on the results of the 2024 interim impairment evaluation, the Company determined that the goodwill within the On-Demand Talent and Europe reporting units were impaired, which resulted in impairment charges of $14.8 million and $1.5 million, respectively, during the three months ended June 30, 2024. In October 2024, the Company performed its annual goodwill impairment analysis, and determined that goodwill within the On-Demand Talent reporting unit was impaired, which resulted in an impairment charge of $43.3 million to write-off goodwill related to the excess of book value compared to fair value. In 2023, the Company acquired businessfourzero and recorded approximately $7.1 million of goodwill in the Heidrick Consulting reporting unit. Due to the inclusion of goodwill in a reporting unit with a pre-existing fair value shortfall, the Company evaluated the recent and anticipated future financial performance of the Heidrick Consulting reporting unit and determined that it was more likely than not that the fair value of the reporting unit was less than its carrying value. As a result, the Company identified a triggering event and performed an interim goodwill impairment evaluation during the three months ended June 30, 2023. Based on the results of the of the impairment evaluation, the Company recorded an impairment charge of $7.2 million in Heidrick Consulting to write-off all of the goodwill associated with that reporting unit. The impairment charges are recorded within *Impairment charges* in the Consolidated Statement of Comprehensive Income (Loss) for the twelve months ended December 31, 2024, and 2023, respectively, and the Consolidated Statements of Cash Flows for the twelve months ended December 31, 2024, and 2023, respectively. The impairment was non-cash in nature and did not affect our current liquidity, cash flows, borrowing capability or operations, nor did it impact the debt covenants under our credit agreement.

Adjusted EBITDA. Consolidated Adjusted EBITDA was $111.2 million in 2024, a decrease of $14.4 million, or 11.4%, compared to $125.6 million in 2023. Adjusted EBITDA margin was 10.1% in 2024, compared to 12.2% in 2023.

Net non-operating income. Net non-operating income was $23.1 million in 2024, compared to $13.3 million in 2023.

Interest, net was $14.4 million of income in 2024, compared to $11.6 million in 2023, with the increase primarily due to a higher volume of short-term investments and an increase in interest on cash balances on bank accounts.

Other, net was $8.7 million of income in 2024, compared to $1.7 million in 2023. The increase is primarily due to foreign exchange gains in the current year as compared to foreign exchange losses in the prior year, partially offset by a decrease in unrealized gains on the deferred compensation plan. The Company's investments, including those held in the Company's deferred compensation plan, are recorded at fair value.

Income taxes. See Note 16, *Income Taxes*.

Executive Search

Americas

The Americas segment reported net revenue of $556.9 million in 2024, an increase of 6.5% from $523.0 million in 2023. The increase in net revenue was due to a 7.1% increase in the number of executive search confirmations. All practice groups exhibited growth in revenue over the prior period. Foreign exchange fluctuations negatively impacted net revenue by $1.2 million or 0.2%. There were 215 Executive Search consultants as of December 31, 2024, compared to 213 as of December 31, 2023.

Salaries and benefits expense increased $32.4 million, or 10.4%, in 2024, compared to 2023. Fixed compensation increased $0.1 million due to increases in stock-based compensation, and talent acquisition and retention costs, partially offset by decreases in base salaries and payroll taxes, retirement and benefits, and the deferred compensation plan. Variable compensation increased $32.4 million due to higher bonus accruals related to increased consultant productivity.

General and administrative expenses decreased $1.9 million, or 4.0%, in 2024, compared to 2023, due to decreases in bad debt, the use of external third-party consultants, marketing, and taxes and licenses, partially offset by increases in expenses related to information technology, professional fees, business development travel, and office occupancy costs.

The Americas reported Adjusted EBITDA of $174.3 million in 2024, an increase of $0.9 million, or 0.5%, compared to $173.4 million in 2023. Adjusted EBITDA margin was 31.3% in 2024, compared to 33.1% in 2023.

Europe

The Europe segment reported net revenue of $165.0 million in 2024, a decrease of 0.8% from $166.4 million in 2023. The decrease in net revenue was due to a 9.7% decrease in the number of executive search confirmations, partially offset by an increase in the average revenue per executive search compared to the prior year . All practice groups exhibited growth over the prior year, with the exception of Consumer and Industrial. Foreign exchange rate fluctuations positively impacted net revenue in 2024 by $1.8 million, or 1.1%. There were 124 Executive Search consultants as of December 31, 2024, and 2023.

Salaries and benefits expense increased $0.8 million, or 0.7%, in 2024, compared to 2023. Fixed compensation decreased $3.8 million due to talent acquisition and retention costs, separation costs, and retirement and benefits costs, partially offset by increases in base salaries and payroll taxes, and stock-based compensation. Variable compensation increased $4.7 million due to increased Company performance and an increase in talent acquisition and retention costs qualifying as variable compensation.

General and administrative expenses increased $2.2 million, or 7.8%, in 2024, compared to 2023, due to office occupancy costs, business development travel, hiring fees, and bad debt, partially offset by decreases in professional fees, the use of external third-party consultants, and taxes and licenses.

Impairment charges for 2024 were $1.5 million as a result of an interim impairment evaluation on the goodwill of the Europe reporting unit. The impairment charge is recorded within *Impairment charges* in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows for 2024.

Europe reported Adjusted EBITDA of $14.8 million in 2024, a decrease of $7.5 million, or 33.5%, compared to $22.2 million in 2023. Adjusted EBITDA margin was 9.0% in 2024, compared to 13.4% in 2023.

Asia Pacific

The Asia Pacific segment reported net revenue of $96.4 million in 2024, an increase of $5.7 million, or 6.3%, compared to $90.7 million in 2023. The increase in net revenue was due to an increase in average revenue per executive search, partially offset by a 2.5% decrease in the number of executive search confirmations. All practice groups, with the exception of Social Impact, Consumer, and Industrial contributed to the increase in revenue. Foreign exchange rate fluctuations negatively impacted net revenue in 2024 by $1.4 million, or 1.5%. There were 79 Executive Search consultants as of December 31, 2024, compared to 77 as of December 31, 2023.

Salaries and benefits expense increased $2.6 million, or 4.1%, in 2024, compared to 2023. Fixed compensation decreased $0.1 million due to decreases in base salaries and payroll taxes, and separation, partially offset by increases in talent acquisition and retention costs, and stock-based compensation. Variable compensation increased $2.8 million due to higher bonus accruals related to increased consultant productivity.

General and administrative expenses increased $0.7 million, or 4.1%, in 2024, compared to 2023, due to increases in bad debt, taxes and licenses, and business development travel, partially offset by decreases in professional fees, hiring fees, and office occupancy costs.

Asia Pacific reported Adjusted EBITDA of $13.3 million in 2024, an increase of $2.3 million, or 20.4%, compared to $11.1 million in 2023. Adjusted EBITDA margin was 13.8% in 2024, compared to 12.2% in 2023.

On-Demand Talent

The On-Demand Talent segment reported net revenue of $168.3 million in 2024, an increase of 10.4% compared to $152.5 million in 2023. The increase in On-Demand Talent revenue was primarily due to an increase in the volume of on-demand projects and the timing of the Atreus acquisition in February 2023. Foreign exchange rate fluctuations positively impacted net revenue in 2024 by $0.3 million, or 0.2%.

Salaries and benefits expense increased $5.6 million, or 11.8%, in 2024, compared to 2023. Fixed compensation increased $1.6 million due to base salaries and payroll taxes, talent acquisition and retention costs, and stock-based compensation, partially offset by decreases in separation costs, and retirement and benefits costs. Variable compensation increased $4.0 million due to higher bonus accruals related to increased productivity.

General and administrative expenses increased $3.4 million, or 15.7%, in 2024, compared to 2023, due to hiring fees, an adjustment to increase the earnout accrual for Atreus, office occupancy costs, business development travel, expenses related to information technology, and taxes and licenses, partially offset by decreases in intangible amortization, marketing expenses, and professional fees.

Cost of services increased $8.8 million, or 8.8%, in 2024, compared to 2023, primarily due to an increase in the volume of on-demand talent projects.

Impairment charges for 2024 were $58.0 million as a result of an interim impairment evaluation and the annual impairment evaluation on the goodwill of the On-Demand Talent reporting unit. The impairment charge is recorded within *Impairment charges* in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows for 2024.

On-Demand Talent reported an Adjusted EBITDA loss of $2.0 million in 2024, a decrease of $3.4 million compared to Adjusted EBITDA of $1.4 million in 2023. Adjusted EBITDA margin was (1.2)% in 2024, compared to 0.9% in 2023.

Heidrick Consulting

The Heidrick Consulting segment reported net revenue of $111.9 million in 2024, an increase of 18.6% compared to $94.3 million in 2023. The increase in net revenue was due to a 25.5% increase in confirmations and the timing of the businessfourzero acquisition in April 2023. Foreign exchange rate fluctuations positively impacted results in 2024 by $0.8 million, or 0.8%. There were 85 Heidrick Consulting consultants as of December 31, 2024, compared to 89 as of December 31, 2023.

Salaries and benefits expense increased $12.9 million, or 16.9%, in 2024, compared to 2023. Fixed compensation increased $5.1 million due to increases in base salaries and payroll taxes, and retirement and benefits costs, partially offset by decreases in stock-based compensation, talent acquisition and retention costs, separation costs, and the deferred compensation plan. Variable compensation increased $7.8 million due to an increase in production due to higher bonus accruals related to increased consultant productivity.

General and administrative expenses increased $3.5 million, or 17.1%, in 2024, compared to 2023, due to increases in office occupancy costs, business development travel, intangible amortization, and expenses related to information technology, partially offset by decreases in professional fees and an adjustment to decrease the earnout accrual for businessfourzero.

Cost of services increased $1.1 million, or 12.2%, in 2024, compared to 2023, due to an increase in the volume of consulting engagements requiring third-party consultants.

Impairment charges for 2023 were $7.2 million as a result of an interim impairment evaluation on the goodwill of the Heidrick Consulting reporting unit. The impairment charge is recorded within *Impairment charges* in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows for 2023.

Heidrick Consulting reported an Adjusted EBITDA loss of $6.2 million in 2024, a decrease of $0.4 million, or 7.1% compared to an Adjusted EBITDA loss of $5.8 million in 2023. Adjusted EBITDA margin was (5.6)% in 2024, compared to (6.2)% in 2023.

Global Operations Support

Salaries and benefits expenses increased $5.1 million, or 14.5%, in 2024, compared to 2023, due to an increase in base salaries and payroll taxes, stock-based compensation, variable compensation, retirement and benefits, and separation costs, partially offset by a decrease in talent acquisition and retention costs.

General and administrative expenses increased $2.6 million, or 12.4%, in 2024, compared to 2023, due to increases in professional fees, expenses related to information technology, marketing expenses, business development travel, and office occupancy costs, partially offset by decreases in taxes and licenses, insurance and bank fees, hiring fees, and communication services.

Global Operations Support reported an Adjusted EBITDA loss of $63.9 million in 2024, a decrease of $7.8 million compared to an Adjusted EBITDA loss of $56.1 million in 2023. Adjusted EBITDA margin was (5.8)% in 2024 compared to (5.5)% 2023.

Liquidity and Capital Resources

General. We continually evaluate our liquidity requirements, capital needs and availability of capital resources based on our operating needs. We believe that our available cash balances, funds expected to be generated from operations and funds available under our committed revolving credit facility will be sufficient to finance our operations for at least the next 12 months and the foreseeable future, as well as to finance the cash payments associated with our cash dividends and stock repurchase program.

We pay the non-deferred portion of annual bonuses in the first half of the year following the year in which they are earned. Employee bonuses are accrued throughout the year and are based on our performance and the performance of the individual employee.

Lines of credit. On February 24, 2023, the Company entered into the Second Amendment (the "Second Amendment") to the Credit Agreement, dated as of October 26, 2018 (the "Credit Agreement" and, as amended by the First Amendment to Credit Agreement, dated as of July 13, 2021, and the Second Amendment, the "Amended Credit Agreement") by and among the Company, Bank of America, N.A., as administrative agent, and the lenders party thereto. The Second Amendment changed the interest rate benchmark, from the London Interbank Offered Rate to the Secured Overnight Financing Rate ("SOFR"). At the Company's option, borrowings under the Amended Credit Agreement will bear interest at one-, three- or six-month term SOFR, or an alternate base rate as set forth in the Amended Credit Agreement, in each case plus an applicable margin. Additionally, the Second Amendment provided the Company with a committed unsecured revolving credit facility in an aggregate amount of $200 million, increased from $175 million as set forth in the Credit Agreement, which includes a sublimit of $25 million for letters of credit and a sublimit of $10 million for swingline loans, with a $75 million expansion feature. Other than the foregoing, the material terms of the Amended Credit Agreement remain unchanged. The Amended Credit Agreement matures on July 13, 2026.

Borrowings under the Amended Credit Agreement may be used for working capital, capital expenditures, permitted acquisitions, restricted payments and for other general corporate purposes of the Company and its subsidiaries. The obligations under the Amended Credit Agreement are guaranteed by certain of the Company's subsidiaries.

As of December 31, 2024, and 2023, the Company had no outstanding borrowings. The Company was in compliance with the financial and other covenants under the Amended Credit Agreement and no event of default existed.

Cash, cash equivalents, and marketable securities. Cash, cash equivalents and marketable securities at December 31, 2024, were $563.5 million, an increase of $85.4 million compared to $478.2 million at December 31, 2024. The $563.5 million of cash, cash equivalents, and marketable securities at December 31, 2024, includes $238.5 million held by our foreign subsidiaries. A portion of the $238.5 million is considered permanently reinvested in these foreign subsidiaries. If these funds were required to satisfy obligations in the United States, the repatriation of these funds could cause us to incur additional foreign withholding taxes. We expect to pay approximately $317.8 million in bonuses related to 2024 performance in March and April 2025.

Cash flows provided by (used in) operating activities. For the year ended December 31, 2024, cash provided by operating activities was $150.4 million, primarily reflecting net income net of non-cash charges of $80.1 million, accrued expenses of $47.0 million and income taxes recoverable of $12.3 million. The increase in accrued expenses is primarily due to 2024 bonus accruals of $317.8 million, partially offset by cash bonus payments related to 2023 of $289.8 million.

For the year ended December 31, 2023, cash used in operating activities was $26.8 million, primarily reflecting a decrease in accrued expenses of $145.1 million, partially offset by net income net of non-cash charges of $101.7 million. The decrease in accrued expenses is primarily due to cash bonus payments related to 2022 and prior year cash bonus deferrals of $422.0 million, partially offset by 2023 bonus accruals of $289.8 million.

Cash flows provided by (used in) investing activities. For the year ended December 31, 2024, cash used by investing activities was $14.6 million, primarily due to purchases of available for sale investments of $163.6 and capital expenditures of $26.3 million, partially offset by the proceeds from the maturity and sale of available for sale investments of $175.3 million. The cash outflow for capital expenditures is primarily the result of office build-outs and software capitalization related to new product development.

For the year ended December 31, 2023, cash provided by investing activities was $133.6 million, primarily due to proceeds from the maturity and sale of available for sale investments of $337.9 million, partially offset by purchases of available for sale

investments of $141.0 million, acquisition of businesses, net of cash acquired, of $49.9 million, and capital expenditures of $13.4 million. The cash outflow for capital expenditures is primarily the result of office build-outs and software capitalization related to new product development.

Cash flows used in financing activities. For the year ended December 31, 2024, cash used in financing activities was $16.7 million, primarily due to cash dividend payments of $12.9 million, and payment of employee tax withholdings on equity transactions of $3.8 million.

For the year ended December 31, 2023, cash used in financing activities was $53.5 million, primarily due to acquisition earnout payments of $35.9 million, cash dividend payments of $12.5 million, payment of employee tax withholdings on equity transactions of $4.1 million, and common stock repurchases of $0.9 million.

Stock repurchase program. On February 11, 2008, we announced that our Board of Directors authorized management to repurchase shares of our common stock with an aggregate purchase price of up to $50 million (the "Repurchase Authorization"). We may from time to time and as business conditions warrant purchase shares of our common stock on the open market or in negotiated or block trades. No time limit has been set for completion of this program. During the year ended December 31, 2023, the Company purchased 36,000 shares of common stock for $0.9 million. There were no purchases of shares of common stock in 2024, and prior to the 2023 purchase, the most recent purchase of the Company's shares of common stock occurred during the year ended December 31, 2012. As of December 31, 2024, we have purchased 1,074,670 shares of our common stock pursuant to the Repurchase Authorization for a total of $29.2 million and $20.8 million remains available for future purchases under the Repurchase Authorization.

Contractual obligations. Our lease portfolio is comprised of operating leases for office space and equipment. As of December 31, 2024, we had lease payment obligations of $100.8 million, with $17.7 million payable within 12 months. Associated with our lease portfolio, we have asset retirement obligations for the retirement of tangible long-lived assets related to our obligation at the end of the lease term to return office space to the landlord in its original condition. As of December 31, 2024, we had asset retirement obligations of $3.6 million, with $0.2 million payable within 12 months.

In addition to lease related contractual obligations, we also have liabilities related to certain employee benefit plans. These liabilities are recorded in our Consolidated Balance Sheet at December 31, 2024. The obligations related to these employee benefit plans are described in Note 12, *Employee Benefit Plans*, and Note 13, *Pension Plan and Life Insurance Contract,* in the Notes to Consolidated Financial Statements. As of December 31, 2024, we did not have a liability for uncertain tax positions.

Application of Critical Accounting Policies and Estimates

General. Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared using accounting principles generally accepted in the United States of America. Our significant accounting policies are discussed in Note 2, *Summary of Significant Accounting Policies* and Note 3, *Revenue*, in the Notes to Consolidated Financial Statements. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, we have not made significant changes to the methods for determining these estimates as our actual results have not differed materially from our estimates. We do not believe it is reasonably likely that the estimates and related assumptions will change materially in the foreseeable future; however, actual results could differ from those estimates under different assumptions, judgments or conditions. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, there are different estimates that reasonably could have been used, or if changes in the accounting estimates are reasonably likely to occur periodically, that could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Consolidated Financial Statements.

Revenue recognition. In our Executive Search segment, revenue is recognized as we satisfy our performance obligations by transferring a good or service to a client. Generally, each of our executive search contracts contains one performance obligation which is the process of identifying potentially qualified candidates for a specific client position. In most contracts, the transaction price includes both fixed and variable consideration. Fixed compensation is comprised of a retainer, equal to

approximately one-third of the estimated first year compensation for the position to be filled, and indirect expenses, equal to a specified percentage of the retainer, as defined in the contract. We generally bill our clients for the retainer and indirect expenses in one-third increments over a three-month period commencing in the month of a client's acceptance of the contract. If actual compensation of a placed candidate exceeds the original compensation estimate, we are often authorized to bill the client for one-third of the excess compensation. We refer to this additional billing as uptick revenue. In most contracts, variable consideration is comprised of uptick revenue and direct expenses. We bill our clients for uptick revenue upon completion of the executive search, and direct expenses are billed as incurred.

As required under Accounting Standards Update ("ASU") No. 2014-09, we now estimate uptick revenue at contract inception, based on a portfolio approach, utilizing the expected value method based on a historical analysis of uptick revenue realized in the Company's geographic regions and industry practices, and initially record a contract's uptick revenue in an amount that is probable not to result in a significant reversal of cumulative revenue recognized when the actual amount of uptick revenue for that contract is known. Differences between the estimated and actual amounts of variable consideration are recorded when known. We do not estimate revenue for direct expenses as it is not materially different than recognizing revenue as direct expenses are incurred.

Revenue from our executive search engagement performance obligation is recognized over time as our clients simultaneously receive and consume the benefits provided by our performance. Revenue from executive search engagements is recognized over the expected average period of performance, in proportion to the estimated personnel time incurred to fulfill our obligations under the executive search contract. Revenue is generally recognized over a period of approximately six months.

Our executive search contracts contain a replacement guarantee which provides for an additional search to be completed, free of charge except for expense reimbursements, should the candidate presented by us be hired by the client and subsequently terminated by the client for performance reasons within a specified period of time. The replacement guarantee is an assurance warranty, which is not a performance obligation under the terms of the executive search contract, as we do not provide any services under the terms of the guarantee that transfer benefits to the client in excess of assuring that the identified candidate complies with the agreed-upon specifications. We account for the replacement guarantee under the relevant warranty guidance in ASC 460 - Guarantees.

In our On-Demand Talent segment, we enter into contracts with clients that outline the general terms and conditions of the assignment to provide on-demand consultants for various types of consulting projects, which consultants may be independent contractors or temporary employees. The consideration we expect to receive under each contract is dependent on the time-based fees specified in the contract. Revenue from on-demand engagement performance obligations is recognized over time as clients simultaneously receive and consume the benefits provided by our performance. We have applied the practical expedient to recognize revenue for these services in the amount to which we have a right to invoice the client, as this amount corresponds directly with the value provided to the client for the performance completed to date. For transactions where a third-party contractor is involved in providing the services to the client, we report the revenue and the related direct costs on a gross basis as we have determined that we are the principal in the transaction. We are primarily responsible for fulfilling the promise to provide consulting services to our clients and we have discretion in establishing the prices charged to clients for the consulting services and are able to contractually obligate the independent service provider to deliver services and deliverables that we have agreed to provide to our clients.

In our Heidrick Consulting segment, revenue is recognized as performance obligations are satisfied by transferring a good or service to a client. Heidrick Consulting enters into contracts with clients that outline the general terms and conditions of the assignment to provide succession planning, executive assessment, top team and board effectiveness and culture shaping programs. The consideration the Company expects to receive under each contract is generally fixed. Most of the Company's consulting contracts contain one performance obligation, which is the overall process of providing the consulting service requested by the client. The majority of our consulting revenue is recognized over time utilizing input methods. Revenue recognition over time for the majority of our consulting engagements is measured by total cost or time incurred as a percentage of the total estimated cost or time on the consulting engagement.

Each of our contracts with clients has an expected duration of one year or less. Accordingly, we have elected to utilize the available practical expedient related to the disclosure of the transaction price allocated to the remaining performance obligations under our contracts. We have also elected the available practical expedients related to adjusting for the effects of a significant financing component and the capitalization of contract acquisition costs. We charge and collect from our clients, sales tax and value added taxes as required by certain jurisdictions. We have made an accounting policy election to exclude these items from the transaction price in our contracts.

Income taxes. Determining the consolidated provision for income tax expense, income tax liabilities and deferred tax assets and liabilities involves judgment. As a global company, we calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual income before taxes can affect the overall effective tax rate.

The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefits associated with temporary differences, net operating loss carryforwards and tax credits will be utilized. We assess the recoverability of the deferred tax assets on an ongoing basis. In making this assessment, we consider all positive and negative evidence, and all potential sources of taxable income including scheduled reversals of deferred tax liabilities, tax-planning strategies, projected future taxable income and recent financial performance.

Deferred taxes have been recorded for U.S. income taxes and foreign withholding taxes related to undistributed foreign earnings that are not permanently reinvested. Annually, we assess material changes in estimates of cash, working capital and long-term investment requirements in order to determine whether these earnings should be distributed. If so, an additional provision for taxes may apply, which could materially affect our future effective tax rate.

Goodwill. We perform assessments of the carrying value of goodwill at least annually and whenever events occur or circumstances indicate that a carrying amount of goodwill may not be recoverable. These circumstances may include a significant change in business climate, attrition of key personnel, changes in financial condition or results of operations, a prolonged decline in our stock price and market capitalization, competition, and other factors.

We operate five reporting units: the Americas, Europe (which includes Africa), Asia Pacific (which includes the Middle East), On-Demand Talent, and Heidrick Consulting. The goodwill impairment test is completed by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of each of our reporting units is determined using a discounted cash flow methodology. The discounted cash flow approach is dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, capital investments, appropriate discount rates, certain assumptions to allocate shared costs, assets and liabilities, historical and projected performance of our reporting units, the outlook for the executive search industry and the macroeconomic conditions affecting each of our reporting units. The assumptions used in the determination of fair value were (1) a forecast of revenue growth in the near and long term; (2) the discount rate; and (3) a forecast of operating expense growth in the near and long term. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The fair value of our reporting units is also impacted by our overall market capitalization and may be impacted by volatility in our stock price and assumed control premium, among other factors. As a result, actual future results may differ from those estimates and may result in a future impairment charge. These assumptions are updated annually, at a minimum, to reflect information concerning our reportable segments. We recognized an aggregate goodwill impairment charge of $59.5 million in 2024. We continue to monitor potential triggering events including changes in the business climate in which we operate, our market capitalization compared to our book value, and our recent operating performance. Any changes in these factors could result in an impairment charge. An impairment charge is recognized for the amount by which the carrying value of a reporting unit exceeds its fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit.

We believe that the accounting estimate related to goodwill impairment is a critical accounting estimate because the assumptions used are highly susceptible to changes in the operating results and cash flows of our reportable segments.

Contingent consideration. The former owners of certain of the Company's acquired businesses are generally eligible to receive additional cash consideration based on the attainment of certain operating metrics in the periods subsequent to acquisition. The fair value of these obligations is based on the present value of the expected future payments to be made to the former owners of the acquired entities in accordance with the provisions outlined in the respective purchase agreements, which is a Level 3 fair value measurement. We assess the fair value of these liabilities at each balance sheet date based on the expected performance of the associated business and any changes in fair value are recorded in *General and administrative expenses* in the Consolidated Statements of Comprehensive Income (Loss). In determining fair value, we use a variation of the income approach, known as the real options method. The significant unobservable inputs utilized in the real options method include (1) revenue forecasts; (2) operating expense forecasts; (3) the discount rate; and (4) volatility. Changes in revenue forecasts, operating expense forecasts, the discount rate, or volatility, would result in a change in the fair value of recorded earnout obligations. To the extent that our estimates change in the future regarding the likelihood of achieving these targets, we may need to record material adjustments to our accrued contingent consideration.

Recently Issued and Adopted Financial Accounting Standards

The information presented in Note 2, *Summary of Significant Accounting Policies*, to our Consolidated Financial Statements within this Annual Report on Form 10-K is incorporated herein by reference.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency market risk. With our operations in the Americas, Europe and Asia Pacific, we conduct business using various currencies. Revenue earned in each country is generally matched with the associated expenses incurred, thereby reducing currency risk to earnings. However, because certain assets and liabilities are denominated in currencies other than the U.S. dollar, changes in currency rates may cause fluctuations in the valuation of such assets and liabilities. As the local currency of our subsidiaries has generally been designated as the functional currency, we are affected by the translation of foreign currency financial statements into U.S. dollars. A 10% change in the average exchange rate for currencies of all foreign countries in which we operate would have increased or decreased our 2024 net income by approximately $3.1 million. For financial information by segment, see Note 18, *Segment Information*, in the Notes to Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Heidrick & Struggles International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heidrick & Struggles International, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 3, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

As described in Note 3 of the consolidated financial statements, revenue before reimbursements from executive search and consulting engagements of $818,358,000 and $111,890,000, respectively, is recognized over the expected average period of performance, in proportion to the estimated personnel time or cost incurred to fulfill the obligations under the executive search or consulting contract. This requires management to make significant estimates including the amount of effort extended over certain defined time periods of the executive search or consulting engagement. The transaction price for executive search engagements generally includes variable consideration, known as uptick revenue, in addition to fixed consideration. The Company estimates the amount of uptick revenue at contract inception based on a portfolio approach utilizing the expected value method based on a historical analysis. This requires management to make significant estimates including the average amount of uptick revenue earned on an executive search engagement. Changes in the assumptions used in these estimates could have a significant impact on the revenue recognized during the period.

We identified the Company's revenue recognition related to executive search and consulting engagements as a critical audit matter because of certain significant assumptions management makes when estimating progress over time for each and when estimating the average uptick revenue earned specific to executive search engagements. Management's assumptions involve (a) determining which historical data should be included in the estimate calculations for executive search engagements and (b) determining the estimated costs to complete for the consulting engagements. Auditing these assumptions involved a high

degree of judgment and subjectivity as changes in these assumptions could have a significant impact on the amount of revenue recognized.

Our audit procedures related to the assumptions involved in estimating progress over time for executive search and consulting engagements, and estimating the average uptick revenue earned on executive search engagements included the following, among others:

- We obtained an understanding of the relevant controls related to management's estimates of progress over time and average uptick revenue, and tested such controls for design and operating effectiveness, including management review controls over the completeness and accuracy of data compiled and used in the estimate.

- We evaluated whether the historical data utilized to estimate progress over time was complete and accurate based on historical time studies, on a sample basis.

- We evaluated the estimate of the average uptick revenue on executive search engagements by comparing the estimate to historical data of the total uptick revenue billed and total retainer fee for a sample of executive search engagements.

- We selected a sample of contracts and performed the following procedures:

  - Obtained and read contract source documents for each selection.

  - Tested management's identification of significant terms for completeness, including the identification of distinct performance obligations and variable consideration.

  - Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

  - Tested the inputs and the mathematical accuracy of management's revenue calculations and recalculated deferred revenue at period end, if any.

Valuation of On-Demand Talent Reporting Unit for Goodwill Impairment Testing
As described in Notes 2 and 9 to the financial statements, as of December 31, 2024, the Company's goodwill balance assigned to the On-Demand Talent reporting unit was $47,121,000 and goodwill impairment relating to this reporting unit during the year ended December 31, 2024, amounted to $58,015,000. The Company tests for impairment of goodwill at the reporting unit level at least annually and whenever events occur, or circumstances indicate that a carrying amount of goodwill may not be recoverable. The Company determines the fair value of the On-Demand Talent reporting unit using a discounted cash flow methodology. An impairment charge is recognized for the amount by which the carrying value of the reporting unit exceeds its fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit. When determining the fair value of the On-Demand Talent reporting unit management makes significant estimates and assumptions, including revenue growth rates, projected operating costs, and discount rates.

We identified the valuation of the On-Demand Talent reporting unit for goodwill impairment testing as a critical audit matter given the significant estimates and assumptions management makes to determine the fair value of the On-Demand Talent reporting unit. Auditing the reasonableness of management's estimates and assumptions related to revenue growth rates, projected operating costs, and discount rates utilized in the valuation of the On-Demand Talent reporting unit's quantitative test for goodwill impairment required a high degree of auditor judgment and an increased extent of effort, including the involvement of our valuation specialists.

Our audit procedures related to revenue growth rates, projected operating costs, and discount rates utilized in the valuation of the Company's On-Demand Talent reporting unit included the following, among others:

- We obtained an understanding of the relevant controls related to the valuation of the Company's On-Demand Talent reporting unit and tested such controls for design and operating effectiveness, including management review controls.

- We evaluated the reasonableness of management's forecasts of revenue growth rates by comparing the forecasts to: (1) historical results, and (2) external market and industry data.

- We evaluated the reasonableness of management's forecasts of operating costs as a percentage of revenue by comparing the forecasts to historical results, and comparison to guideline public companies.

- With the assistance of our valuation specialists, we evaluated the reasonableness of the Company's valuation methodology and significant assumptions by:

  – Evaluating the reasonableness of the discount rate by comparing the underlying source information to publicly available market data and verifying the accuracy of the calculations.

  – Evaluating the appropriateness of the valuation methods used by management and testing their mathematical accuracy.

/s/ RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 3, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Heidrick & Struggles International, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Heidrick & Struggles International, Inc. and its subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024 of the Company and our report dated March 3, 2025 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Chicago, Illinois
March 3, 2025

HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value and share amounts)

	December 31, 2024	December 31, 2023
Current assets		
Cash and cash equivalents	$ 515,627	$ 412,618
Marketable securities	47,896	65,538
Accounts receivable, net of allowances of $7,296 and $6,954, respectively	134,331	133,128
Prepaid expenses	28,718	23,597
Other current assets	39,935	47,923
Income taxes recoverable	6,470	10,410
Total current assets	772,977	693,214
Non-current assets		
Property and equipment, net	51,685	35,752
Operating lease right-of-use assets	83,518	86,063
Assets designated for retirement and pension plans	9,976	11,105
Investments	58,290	47,287
Other non-current assets	25,500	17,071
Goodwill	137,861	202,252
Other intangible assets, net	12,483	20,842
Deferred income taxes, net	41,898	28,005
Total non-current assets	421,211	448,377
Total assets	$ 1,194,188	$ 1,141,591
Current liabilities		
Accounts payable	$ 25,088	$ 20,837
Accrued salaries and benefits	353,531	322,744
Deferred revenue	51,085	45,732
Operating lease liabilities	17,653	21,498
Other current liabilities	21,369	21,823
Income taxes payable	14,287	6,057
Total current liabilities	483,013	438,691
Non-current liabilities		
Accrued salaries and benefits	58,547	52,108
Retirement and pension plans	72,138	62,100
Operating lease liabilities	83,152	78,204
Deferred income tax liability - non-current	1,616	6,402
Other non-current liabilities	42,905	41,808
Total non-current liabilities	258,358	240,622
Total liabilities	741,371	679,313
Commitments and contingencies (Note 20)		
Stockholders' equity		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued at December 31, 2024 and 2023	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, 20,414,915 and 20,127,872 shares issued, 20,409,835 and 20,122,792 shares outstanding at December 31, 2024 and 2023, respectively	204	201
Treasury stock at cost, 5,080 shares at December 31, 2024 and 2023, respectively	(110)	(110)
Additional paid in capital	260,893	251,988
Retained earnings	205,875	210,070
Accumulated other comprehensive income (loss)	(14,045)	129
Total stockholders' equity	452,817	462,278
Total liabilities and stockholders' equity	$ 1,194,188	$ 1,141,591

The accompanying notes to Consolidated Financial Statements are an integral part of these statements.

HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share amounts)

	December 31,		
	2024	**2023**	**2022**
Revenue			
Revenue before reimbursements (net revenue)	$ 1,098,573	$ 1,026,864	$ 1,073,464
Reimbursements	17,103	14,318	10,122
Total revenue	1,115,676	1,041,182	1,083,586
Operating expenses			
Salaries and benefits	715,628	656,030	737,430
General and administrative expenses	166,995	156,494	132,678
Cost of services	118,950	109,039	70,676
Research and development	23,055	22,698	20,414
Impairment charges	59,478	7,246	—
Restructuring charges	6,939	—	—
Reimbursed expenses	17,103	14,318	10,122
Total operating expenses	1,108,148	965,825	971,320
Operating income	7,528	75,357	112,266
Non-operating income (expense)			
Interest, net	14,422	11,617	5,337
Other, net	8,702	1,697	(2,367)
Net non-operating income	23,124	13,314	2,970
Income before income taxes	30,652	88,671	115,236
Provision for income taxes	21,924	34,261	35,750
Net income	8,728	54,410	79,486
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	(14,417)	4,810	(8,457)
Net unrealized gain (loss) on available-for-sale investments	11	83	(41)
Pension gain (loss) adjustment	232	(575)	2,634
Other comprehensive income (loss), net of tax	(14,174)	4,318	(5,864)
Comprehensive income (loss)	$ (5,446)	$ 58,728	$ 73,622
Weighted-average common shares outstanding			
Basic	20,293	20,029	19,758
Diluted	21,188	20,766	20,618
Earnings per common share			
Basic	$ 0.43	$ 2.72	$ 4.02
Diluted	$ 0.41	$ 2.62	$ 3.86
Cash dividends paid per share	$ 0.60	$ 0.60	$ 0.60

The accompanying notes to Consolidated Financial Statements are an integral part of these statements.

HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows - operating activities			
Net income	$ 8,728	$ 54,410	$ 79,486
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	18,857	18,508	10,603
Deferred income taxes	(19,421)	11,900	7,088
Stock-based compensation expense	12,725	10,830	16,689
Accretion expense related to earnout payments	1,926	1,554	820
Impairment charges	59,478	7,246	—
Gain on marketable securities	(2,663)	(2,918)	(2,406)
Loss on disposal of property and equipment	454	209	392
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(4,520)	6,913	4,522
Accounts payable	4,625	(131)	(5,731)
Accrued expenses	47,031	(145,118)	32,892
Restructuring accrual	2,506	—	—
Deferred revenue	6,272	2,035	(7,237)
Income taxes recoverable (payable), net	12,326	(6,692)	(13,606)
Retirement and pension plan assets and liabilities	6,021	7,493	(479)
Prepaid expenses	(5,536)	1,233	(2,850)
Other assets and liabilities, net	1,622	5,736	(895)
Net cash provided by (used in) operating activities	150,431	(26,792)	119,288
Cash flows - investing activities			
Acquisition of businesses, net of cash acquired	—	(49,858)	—
Capital expenditures	(26,315)	(13,433)	(11,134)
Purchases of available for sale investments	(163,611)	(140,982)	(269,824)
Proceeds from sale of available for sale investments	175,307	337,872	1,359
Net cash provided by (used in) investing activities	(14,619)	133,599	(279,599)
Cash flows - financing activities			
Cash dividends paid	(12,923)	(12,537)	(12,466)
Payment of employee tax withholding on equity transactions	(3,817)	(4,141)	(3,219)
Repurchases of common stock	—	(904)	—
Acquisition earnout payments	—	(35,946)	—
Net cash used in financing activities	(16,740)	(53,528)	(15,685)
Effect of exchange rates fluctuations on cash, cash equivalents and restricted cash	(15,877)	3,850	(13,774)
Net increase (decrease) in cash, cash equivalents and restricted cash	103,195	57,129	(189,770)
Cash, cash equivalents and restricted cash at beginning of period	412,618	355,489	545,259
Cash, cash equivalents and restricted cash at end of period	$ 515,813	$ 412,618	$ 355,489
Supplemental disclosures of cash flow information			
Cash paid for			
Income taxes	$ 26,125	$ 22,137	$ 41,910

The accompanying notes to Consolidated Financial Statements are an integral part of these statements.

HEIDRICK & STRUGGLES INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except per share amounts)

	Common Stock		Treasury Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount				
Balance at December 31, 2021	**19,597**	**196**	**5**	**(191)**	**233,163**	**101,177**	**1,675**	**336,020**
Net income	—	—	—	—	—	79,486	—	79,486
Other comprehensive loss, net of tax	—	—	—	—	—	—	(5,864)	(5,864)
Common and treasury stock transactions:								
Stock-based compensation	—	—	—	—	16,689	—	—	16,689
Vesting of equity, net of tax withholdings	269	3	—	—	(3,222)	—	—	(3,219)
Re-issuance of treasury stock	—	—	—	—	—	—	—	—
Cash dividends declared ($0.60 per share)	—	—	—	—	—	(11,857)	—	(11,857)
Dividend equivalents on restricted stock units	—	—	—	—	—	(609)	—	(609)
Balance at December 31, 2022	**19,866**	**199**	**5**	**$ (191)**	**$ 246,630**	**$168,197**	**$ (4,189)**	**$ 410,646**
Net income	—	—	—	—	—	54,410	—	54,410
Other comprehensive income, net of tax	—	—	—	—	—	—	4,318	4,318
Common and treasury stock transactions:								
Stock-based compensation	—	—	—	—	10,830	—	—	10,830
Vesting of equity, net of tax withholdings	261	2	—	—	(4,143)	—	—	(4,141)
Repurchase of common stock	—	—	36	(904)	—	—	—	(904)
Clawback of equity awards	—	—	10	(307)	(37)	—	—	(344)
Re-issuance of treasury stock	—	—	(46)	1,292	(1,292)	—	—	—
Cash dividends declared ($0.60 per share)	—	—	—	—	—	(12,043)	—	(12,043)
Dividend equivalents on restricted stock units	—	—	—	—	—	(494)	—	(494)
Balance at December 31, 2023	**20,127**	**$ 201**	**5**	**$ (110)**	**$ 251,988**	**$210,070**	**$ 129**	**$ 462,278**
Net income	—	—	—	—	—	8,728	—	8,728
Other comprehensive loss, net of tax	—	—	—	—	—	—	(14,174)	(14,174)
Common and treasury stock transactions:								
Stock-based compensation	—	—	—	—	12,725	—	—	12,725
Issuance of common stock	13	—	—	—	—	—	—	—
Vesting of equity, net of tax withholdings	275	3	—	—	(3,820)	—	—	(3,817)
Cash dividends declared ($0.60 per share)	—	—	—	—	—	(12,175)	—	(12,175)
Dividend equivalents on restricted stock units	—	—	—	—	—	(748)	—	(748)
Balance at December 31, 2024	**20,415**	**$ 204**	**5**	**$ (110)**	**$ 260,893**	**$205,875**	**$ (14,045)**	**$ 452,817**

The accompanying notes to Consolidated Financial Statements are an integral part of these statements.

1. Basis of Presentation

Heidrick & Struggles International, Inc. and subsidiaries (the "Company) is a human capital leadership advisory firm providing executive search, consulting and on-demand talent services to businesses and business leaders worldwide to help them to improve the effectiveness of their leadership teams. We help our clients build leadership teams by facilitating the recruitment, management and development of senior executives. The Company operates globally, including Executive Search operating segments in the Americas, Europe and Asia Pacific.

The consolidated financial statements include Heidrick & Struggles International, Inc. and its wholly owned subsidiaries and have been prepared using accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant items subject to estimates and assumptions include revenue recognition, allowances for deferred tax assets and liabilities, the assessment of goodwill for impairment, and contingent consideration liabilities. Estimates are subject to a degree of uncertainty and actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company's marketable securities consist of available-for-sale debt securities with original maturities exceeding three months.

Concentration of Risk

The Company is potentially exposed to concentrations of risk associated with its financial instruments and accounts receivable. Cash equivalents are principally invested in short-term money market funds and U.S. Treasury securities or placed with major banks. The Company maintains its cash and cash equivalents in bank accounts that exceed federally insured FDIC limits. The Company has not experienced any losses in such accounts. Accounts receivable risk is limited due to the Company's large number of clients and their dispersion across many different industries and geographies.

Accounts Receivable

The Company's accounts receivable consists of trade receivables. The Company's expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers' trade accounts receivables. These factors may change over time, impacting the allowance level. See Note 4, *Credit Losses*.

Fair Value of Financial Instruments

Cash equivalents are stated at cost, which approximates fair value. The carrying value for receivables from clients, accounts payable, deferred revenue and other accrued liabilities reasonably approximates fair value due to the nature of the financial instruments and the short-term nature of the items.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

| Office furniture, fixtures and equipment | 5–10 years |
| Computer equipment and software | 3–7 years |

Leasehold improvements are depreciated over the lesser of the lease term or life of the asset improvement, which typically range from three to ten years.

Depreciation is calculated for tax purposes using accelerated methods, where applicable.

Other Intangible Assets and Long-Lived Assets

The Company reviews its other intangible assets and long-lived assets, including property and equipment and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge, equal to the amount by which the carrying amount of the asset group exceeds the fair value of the asset group, is recognized.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in *Operating lease right-of-use assets*, *Current liabilities - Operating lease liabilities* and *Non-current liabilities - Operating lease liabilities* in our Consolidated Balance Sheets. The Company does not have any leases that meet the finance lease criteria.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, an incremental borrowing rate based on the information available at the commencement date is used in determining the present value of lease payments. The operating lease right-of-use asset also includes any lease payments made in advance and any accrued rent expense balances. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components. For office leases, the Company accounts for the lease and non-lease components as a single lease component. For equipment leases, such as vehicles and office equipment, the Company accounts for the lease and non-lease components separately.

Investments

The Company's investments consist primarily of available-for-sale investments within the U.S. non-qualified deferred compensation plan (the "Plan").

Available-for-sale investments are reported at fair value with changes in unrealized gains (losses) and realized gains (losses) recorded as a non-operating expense in *Other, net* in the Consolidated Statements of Comprehensive Income (Loss).

Goodwill

Goodwill represents the difference between the purchase price of acquired companies and the related fair value of the net assets acquired, which is accounted for by the acquisition method of accounting. The Company performs assessments of the carrying value of goodwill at least annually and whenever events occur or circumstances indicate that a carrying amount of goodwill may not be recoverable. These circumstances include a significant change in business climate, attrition of key personnel, changes in financial condition or results of operations, a prolonged decline in the Company's stock price and market capitalization, competition, and other factors.

The goodwill impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. The Company operates five reporting units: Americas, Europe (which includes Africa), Asia Pacific (which includes the Middle East), On-Demand Talent and Heidrick Consulting. The goodwill impairment test is completed by comparing the fair value of a reporting unit with its carrying amount. The fair value of each of the Company's reporting units is determined using a discounted cash flow methodology. An impairment charge is recognized for the amount by which the carrying value of the

reporting unit exceeds its fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit.

Restructuring Charges

The Company accounts for restructuring charges by recognizing a liability at fair value when the costs are incurred.

Revenue Recognition

See Note 3, *Revenue*.

Cost of Services

Cost of services consists of contractor costs related to the delivery of various services in the Company's On-Demand Talent and Heidrick Consulting operating segments.

Research and Development

Research and development consists of payroll, employee benefits, stock-based compensation, other employee expenses and third-party professional fees associated with new product development.

Reimbursements

The Company incurs certain out-of-pocket expenses that are reimbursed by its clients, which are accounted for as revenue and expense in its Consolidated Statements of Comprehensive Income (Loss).

Salaries and Benefits

Salaries and benefits consist of compensation and benefits paid to consultants, executive officers, and administrative and support personnel, of which the most significant elements are salaries and annual performance-related bonuses. Other items in this category are expenses related to sign-on bonuses, forgivable employee loans and minimum guaranteed bonuses (often incurred in connection with the hiring of new consultants), restricted stock unit, phantom stock unit and performance share unit amortization, payroll taxes, profit sharing and retirement benefits, and employee insurance benefits.

Salaries and benefits are recognized on an accrual basis. Certain sign-on bonuses, retention awards, and minimum guaranteed compensation are capitalized and amortized in accordance with the terms of the respective agreements.

Historically, a portion of the Company's consultants' and management cash bonuses were deferred and paid over a three-year vesting period. The portion of the bonus was approximately 15% depending on the employee's level or position. The compensation expense related to the amounts being deferred was recognized on a graded vesting attribution method over the requisite service period. This service period began on January 1 of the respective fiscal year and continued through the deferral date, which coincided with the Company's bonus payments in the first half of the following year and for an additional three-year vesting period. The deferrals are recorded in *Accrued salaries and benefits* within both *Current liabilities* and *Non-current liabilities* in the Consolidated Balance Sheets.

In 2020, the Company terminated the cash bonus deferral for consultants and, in 2021, terminated the cash bonus deferral for management. The Company now pays 100% of the cash bonuses earned by consultants and management in the first half of the following year. Consultant and management cash bonuses earned prior to 2020 and 2021, respectively, were paid under the terms of the cash bonus deferral program. The deferrals are recorded in *Accrued salaries and benefits* within both *Current liabilities and Non-current liabilities* in the Consolidated Balance Sheets. The final cash bonus deferrals were paid during the year ended December 31, 2023.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income by weighted average common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Common equivalent shares are excluded from the determination of diluted earnings per share in periods in which they have an anti-dilutive effect.

The following table sets forth the computation of basic and diluted earnings per share:

| | December 31, | | |
	2024	2023	2022
Net income	$ 8,728	$ 54,410	$ 79,486
Weighted average shares outstanding:			
Basic	20,293	20,029	19,758
Effect of dilutive securities:			
Restricted stock units	611	580	644
Performance stock units	284	157	216
Diluted	21,188	20,766	20,618
Basic earnings per share	$ 0.43	$ 2.72	$ 4.02
Diluted earnings per share	$ 0.41	$ 2.62	$ 3.86

Translation of Foreign Currencies

The Company generally designates the local currency for all its subsidiaries as the functional currency. The Company translates the assets and liabilities of its subsidiaries into U.S. dollars at the current rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at a monthly average exchange rate for the period. Translation adjustments are reported as a component of *Accumulated other comprehensive income (loss)*.

Restricted Cash

Periodically, the Company is party to agreements with terms that require the Company to restrict cash through the termination dates of the agreements. Current and non-current restricted cash is included in *Other current assets* and *Other non-current assets*, respectively, in the Consolidated Balance Sheets.

The following table provides a reconciliation of the cash and cash equivalents between the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows as of December 31, 2024, 2023, and 2022:

| | December 31, | | |
	2024	2023	2022
Cash and cash equivalents	$515,627	$412,618	$355,447
Restricted cash included within other non-current assets	186	—	42
Total cash, cash equivalents and restricted cash	$515,813	$412,618	$355,489

Recently Adopted Financial Accounting Standards

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 280): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The guidance was intended to provide temporary optional expedients and exceptions to the guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The Company adopted the amendment as of December 31, 2024. The adoption did not have an impact on the Company's financial statements.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The standard is intended to improve reportable segment disclosure requirements for public business entities primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit (referred to as the "significant expense principle"). This guidance is effective for annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The Company adopted ASU No. 2023-07 as of December 31, 2024.

Recently Issued Financial Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU) No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The standard is intended to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statement disclosures.

3. **Revenue**

Executive Search

Revenue is recognized as performance obligations are satisfied by transferring a good or service to a client. Generally, each executive search contract contains one performance obligation which is the process of identifying potentially qualified candidates for a specific client position. In most contracts, the transaction price includes both fixed and variable consideration. Fixed compensation is comprised of a retainer, equal to approximately one-third of the estimated first year compensation for the position to be filled, and indirect expenses, equal to a specified percentage of the retainer, as defined in the contract. The Company generally bills clients for the retainer and indirect expenses in one-third increments over a three-month period commencing in the month of a client's acceptance of the contract. If actual compensation of a placed candidate exceeds the original compensation estimate, the Company is often authorized to bill the client for one-third of the excess compensation. The Company refers to this additional billing as uptick revenue. In most contracts, variable consideration is comprised of uptick revenue and direct expenses. The Company bills its clients for uptick revenue upon completion of the executive search, and direct expenses are billed as incurred.

The Company estimates uptick revenue at contract inception, based on a portfolio approach, utilizing the expected value method based on a historical analysis of uptick revenue realized in the Company's geographic regions and industry practices, and initially records a contract's uptick revenue in an amount that is probable not to result in a significant reversal of cumulative revenue recognized when the actual amount of uptick revenue for the contract is known. Differences between the estimated and actual amounts of variable consideration are recorded when known. The Company does not estimate revenue for direct expenses as it is not materially different than recognizing revenue as direct expenses are incurred.

Revenue from executive search engagement performance obligations is recognized over time as clients simultaneously receive and consume the benefits provided by the Company's performance. Revenue from executive search engagements is recognized over the expected average period of performance, in proportion to the estimated personnel time incurred to fulfill the obligations under the executive search contract. Revenue is generally recognized over a period of approximately six months.

The Company's executive search contracts contain a replacement guarantee which provides for an additional search to be completed, free of charge except for expense reimbursements, should the candidate presented by the Company be hired by the client and subsequently terminated by the client for performance reasons within a specified period of time. The replacement guarantee is an assurance warranty, which is not a performance obligation under the terms of the executive search contract, as the Company does not provide any services under the terms of the guarantee that transfer benefits to the client in excess of assuring that the identified candidate complies with the agreed-upon specifications. The Company accounts for the replacement guarantee under the relevant warranty guidance in ASC 460 - Guarantees.

On-Demand Talent

The Company enters into contracts with clients that outline the general terms and conditions of the assignment to provide on-demand consultants for various types of consulting projects, which consultants may be independent contractors or temporary employees. The consideration the Company expects to receive under each contract is dependent on the time-based fees specified in the contract. Revenue from on-demand engagement performance obligations is recognized over time as clients simultaneously receive and consume the benefits provided by the Company's performance. The Company has applied the practical expedient to recognize revenue for these services in the amount to which the Company has a right to invoice the client, as this amount corresponds directly with the value provided to the client for the performance completed to date. For transactions where a third-party contractor is involved in providing the services to the client, the Company reports the revenue and the related direct costs on a gross basis as it has determined that it is the principal in the transaction. The Company is primarily responsible for fulfilling the promise to provide consulting services to its clients and the Company has discretion in establishing the prices charged to clients for the consulting services and is able to contractually obligate the independent service provider to deliver services and deliverables that the Company has agreed to provide to its clients.

Heidrick Consulting

Revenue is recognized as performance obligations are satisfied by transferring a good or service to a client. Heidrick Consulting enters into contracts with clients that outline the general terms and conditions of the assignment to provide succession planning, executive assessment, top team and board effectiveness and culture shaping programs. The consideration the Company expects to receive under each contract is generally fixed. Most of the Company's consulting contracts contain one performance obligation, which is the overall process of providing the consulting service requested by the client. The majority of our consulting revenue is recognized over time utilizing input methods. Revenue recognition over time for the majority of our consulting engagements is measured by total cost or time incurred as a percentage of the total estimated cost or time on the consulting engagement.

Contract Balances

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. Contract assets and liabilities are classified as current due to the nature of the Company's contracts, which are completed within one year. Contract assets are included within *Other current assets* on the Consolidated Balance Sheets.

Unbilled receivables: Unbilled receivables represents contract assets from revenue recognized over time in excess of the amount billed to the client and the amount billed to the client is solely dependent upon the passage of time. This amount includes revenue recognized in excess of billed executive search retainers and Heidrick Consulting fees.

Contract assets: Contract assets represent revenue recognized over time in excess of the amount billed to the client and the amount billed to the client is not solely subject to the passage of time. This amount primarily includes revenue recognized for upticks and contingent placement fees in executive search contracts.

Deferred revenue: Contract liabilities consist of deferred revenue, which is equal to billings in excess of revenue recognized.

The following table outlines the changes in our contract asset and liability balances for the years ended:

		December 31,							
		2024		2023		2022	2023 to 2024 Change		2022 to 2023 Change
Contract assets									
Unbilled receivables, net	$	17,610	$	15,318	$	13,940	$	2,292	$	1,378
Contract assets		15,540		16,774		21,348		(1,234)		(4,574)
Total contract assets		33,150		32,092		35,288		1,058		(3,196)
Contract liabilities									
Deferred revenue	$	51,085	$	45,732	$	43,057	$	5,353	$	2,675

During the year ended December 31, 2024, we recognized revenue of $41.6 million that was included in the contract liabilities balance at the beginning of the period. The amount of revenue recognized during the year ended December 31, 2024, from performance obligations partially satisfied in previous periods as a result of changes in the estimates of variable

consideration was $24.0 million.

Each of the Company's contracts with clients has an expected duration of one year or less. Accordingly, the Company has elected to utilize the available practical expedient related to the disclosure of the transaction price allocated to the remaining performance obligations under its contracts. The Company has also elected the available practical expedients related to adjusting for the effects of a significant financing component and the capitalization of contract acquisition costs. The Company charges and collects from its clients, sales tax and value added taxes as required by certain jurisdictions. The Company has made an accounting policy election to exclude these items from the transaction price in its contracts.

4. Credit Losses

The Company is exposed to credit losses primarily through the provision of its executive search, consulting, and on-demand talent services. The Company's expected credit loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimate of amount of accounts receivable that may not be collected is primarily based on historical loss-rate experience. When required, the Company adjusts the loss-rate methodology to account for current conditions and reasonable and supportable expectations of future economic and market conditions. The Company generally assesses future economic conditions for a period of sixty to ninety days, which corresponds with the contractual life of its accounts receivables. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible.

The activity in the allowance for credit losses on the Company's trade receivables is as follows:

| | December 31, | | |
	2024	2023	2022
Balance at January 1,	$ 6,954	$ 6,643	$ 5,666
Provision for credit losses	7,168	9,574	7,938
Write-offs	(6,689)	(9,275)	(6,830)
Foreign currency translation	(137)	12	(131)
Balance at December 31,	$ 7,296	$ 6,954	$ 6,643

There were no investments with unrealized losses at December 31, 2024, and 2023.

5. Property and Equipment, net

The components of the Company's property and equipment are as follows:

| | December 31, | |
	2024	2023
Leasehold improvements	$ 49,744	$ 45,050
Office furniture, fixtures and equipment	14,384	14,775
Computer equipment and software	47,649	38,798
Property and equipment, gross	111,777	98,623
Accumulated depreciation	(60,092)	(62,871)
Property and equipment, net	$ 51,685	$ 35,752

Depreciation expense for the years ended December 31, 2024, 2023, and 2022, was $10.8 million, $9.1 million, and $7.4 million, respectively.

6. Leases

The Company's lease portfolio is comprised primarily of operating leases for office space and equipment. The majority of the Company's leases include both lease and non-lease components, which the Company accounts for differently depending on the underlying class of asset. Certain of the Company's leases include one or more options to renew or terminate the lease at the Company's discretion. Generally, the renewal and termination options are not included in the right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal and termination options and when they are reasonably certain of exercise, includes the renewal or termination option in the lease term.

As most of the Company's leases do not provide an implicit interest rate, the Company utilizes an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company has a centrally managed treasury function and therefore, a portfolio approach is applied in determining the incremental borrowing rate. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a fully collateralized basis over a similar term in an amount equal to the total lease payments in a similar economic environment.

Office leases have remaining lease terms that range from less than one year to 11.2 years, some of which also include options to extend or terminate the lease. Most office leases contain both fixed and variable lease payments. Variable lease costs consist primarily of rent escalations based on an established index or rate and taxes, insurance, and common area or other maintenance costs, which are paid based on actual costs incurred by the lessor. The Company has elected to utilize the available practical expedient to not separate lease and non-lease components for office leases.

Equipment leases, which are comprised of vehicle and office equipment leases, have remaining terms that range from less than one year to 4.8 years, some of which also include options to extend or terminate the lease. The Company's equipment leases do not contain variable lease payments. The Company separates the lease and non-lease components for its equipment leases. Equipment leases do not comprise a significant portion of the Company's lease portfolio.

Lease cost components included within *General and Administrative Expenses* in our Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, were as follows:

	December 31,			
	2024		2023	
Operating lease cost	$	22,837	$	19,587
Variable lease cost		9,810		9,225
Total lease cost	$	32,647	$	28,812

Supplemental cash flow information related to the Company's operating leases for the year ended December 31, is as follows:

	December 31,			
	2024		2023	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	21,598	$	20,856
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	20,621	$	34,982

The weighted average remaining lease term and weighted average discount rate for our operating leases as of December 31, is as follows:

	December 31,	
	2024	**2023**
Weighted Average Remaining Lease Term		
Operating leases	7.7 years	7.3 years
Weighted Average Discount Rate		
Operating leases	5.16 %	4.82 %

The future maturities of the Company's operating lease liabilities for the years ended December 31, is as follows:

	Operating Lease Maturity
2025	$ 17,572
2026	17,096
2027	16,896
2028	14,385
2029	13,016
Thereafter	45,611
Total lease payments	124,576
Less: Interest	23,771
Present value of lease liabilities	$ 100,805

The Company has an obligation at the end of the lease term to return certain offices to the landlord in its original condition, which is recorded at fair value at the time the liability is incurred. The Company had $3.6 million and $3.3 million of asset retirement obligations as of December 31, 2024, and 2023, respectively, which are recorded within *Other current liabilities* and *Other non-current liabilities* in the Consolidated Balance Sheets.

7. Financial Instruments and Fair Value

Cash, Cash Equivalents and Marketable Securities

The Company's investments in marketable debt securities, which consist of U.S. Treasury bills, are classified and accounted for as available-for-sale. The Company classifies its marketable debt securities as either short-term or long-term based on each instrument's underlying contractual maturity date. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recognized in *Accumulated other comprehensive income* in the Consolidated Balance Sheets until realized.

The Company's cash, cash equivalents, and marketable securities by significant investment category are as follows:

	Amortized Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents	Marketable Securities
Balance at December 31, 2024					
Cash	$ —	$ —	$ —	$ 256,638	$ —
Level 1[(1)]:					
Money market funds				36,781	
U.S. Treasury securities	270,050	54	270,104	222,208	47,896
Total Level 1	270,050	54	270,104	258,989	47,896
Total	$ 270,050	$ 54	$ 270,104	$ 515,627	$ 47,896

	Amortized Cost		Unrealized Gains		Fair Value		Cash and Cash Equivalents		Marketable Securities
Balance at December 31, 2023									
Cash	$	—	$	—	$	—	$	221,980	$	—
Level 1[(1)]:									
Money market funds								13,906	
U.S. Treasury securities		242,228		42		242,270		176,732	65,538
Total Level 1		242,228		42		242,270		190,638	65,538
Total	$	242,228	$	42	$	242,270	$	412,618	$	65,538

(1) Level 1 – Quoted prices in active markets for identical assets and liabilities.

Investments, Assets Designated for Retirement and Pension Plans and Associated Liabilities

The Company has a U.S. non-qualified deferred compensation plan that consists primarily of U.S. marketable securities and mutual funds. The aggregate cost basis for these investments was $45.3 million and $37.2 million as of December 31, 2024, and December 31, 2023, respectively.

The Company also maintains a pension plan for certain current and former employees in Germany. The pensions are individually fixed Euro amounts that vary depending on the function and the eligible years of service of the employee. The Company's investment strategy is to support its pension obligations through reinsurance contracts. The BaFin—German Federal Financial Supervisory Authority—supervises the insurance companies and the reinsurance contracts. The BaFin requires each reinsurance contract to guarantee a fixed minimum return. The Company's pension benefits are fully reinsured by group insurance contracts with ERGO Lebensversicherung AG, and the group insurance contracts are measured in accordance with BaFin guidelines (including mortality tables and discount rates) which are considered Level 2 inputs.

The following tables provide a summary of the fair value measurements for each major category of investments, assets designated for retirement and pension plans and associated liabilities measured at fair value on a recurring basis:

		Balance Sheet Classification				
	Fair Value	Other Current Assets	Assets Designated for Retirement and Pension Plans	Investments	Other Current Liabilities	Retirement and Pension Plans
Balance at December 31, 2024						
Measured on a recurring basis:						
Level 1[(1)]:						
U.S. non-qualified deferred compensation plan	$ 58,290	$ —	$ —	$ 58,290	$ —	$ —
Level 2[(2)]:						
Retirement and pension plan assets	11,112	1,136	9,976	—	—	—
Pension benefit obligation	(12,404)	—	—	—	(1,136)	(11,268)
Total Level 2	(1,292)	1,136	9,976	—	(1,136)	(11,268)
Total	$ 56,998	$ 1,136	$ 9,976	$ 58,290	$ (1,136)	$ (11,268)

		Balance Sheet Classification				
	Fair Value	Other Current Assets	Assets Designated for Retirement and Pension Plans	Investments	Other Current Liabilities	Retirement and Pension Plans
Balance at December 31, 2023						
Measured on a recurring basis:						
Level 1[1]:						
U.S. non-qualified deferred compensation plan	$ 47,287	$ —	$ —	$ 47,287	$ —	$ —
Level 2[2]:						
Retirement and pension plan assets	12,394	1,289	11,105	—	—	—
Pension benefit obligation	(14,416)	—	—	—	(1,289)	(13,127)
Total Level 2	(2,022)	1,289	11,105	—	(1,289)	(13,127)
Total	$ 45,265	$ 1,289	$ 11,105	$ 47,287	$ (1,289)	$ (13,127)

(1) Level 1 – Quoted prices in active markets for identical assets and liabilities.
(2) Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Contingent Consideration

The former owners of certain of the Company's acquired businesses are eligible to receive additional cash consideration based on the attainment of certain operating metrics in the periods subsequent to acquisition. Contingent consideration ("earnout") and compensation are valued using significant inputs that are not observable in the market, which are defined as Level 3 inputs pursuant to fair value measurement accounting. The Company determines the fair value of contingent consideration and compensation using a variation of the income approach, known as the real options method. The significant unobservable inputs utilized in the real options method include (1) revenue forecasts; (2) operating expense forecasts; (3) the discount rate; and (4) volatility. See Note 8, *Acquisitions*, for details of the contingent consideration arrangements.

The following table provides a reconciliation of the beginning and ending balance of Level 3 liabilities for the year ended December 31, 2024:

	Earnout	Contingent Compensation
Balance at December 31, 2023	$ (38,601)	$ (18,878)
Earnout accretion	(1,926)	—
Compensation expense	—	(10,815)
Fair value adjustment	(438)	—
Payments	—	4,821
Foreign currency translation	2,317	1,971
Balance at December 31, 2024	$ (38,648)	$ (22,901)

Earnout accruals of $38.6 million and $38.6 million are recorded within *Non-current liabilities - Other non-current liabilities* as of December 31, 2024, and 2023, respectively. Contingent compensation accruals of $4.9 million and $6.0 million are recorded within *Current liabilities - Accrued salaries and benefits* as of December 31, 2024, and 2023, respectively, and contingent compensation accruals of $18.0 million and $12.9 million are recorded within *Non-current liabilities - Accrued salaries and benefits* as of December 31, 2024, and 2023, respectively.

Goodwill

Goodwill represents the difference between the purchase price of acquired companies and the related fair value of the net assets acquired, which is accounted for by the acquisition method of accounting. The Company performs assessments of the carrying value of goodwill at least annually and whenever events occur or circumstances indicate that a carrying amount of

goodwill may not be recoverable. During the three months ended June 30, 2024, an interim goodwill impairment evaluation was conducted to determine the fair value of the Company's reporting units. As a result of this evaluation, the Company recorded an impairment charge in the On-Demand Talent and Europe reporting units of $14.8 million and $1.5 million, respectively. During the 2024 fourth quarter, the Company conducted its annual goodwill impairment evaluation as of October 31, 2024, to determine the fair value of the Company's reporting units. As of October 31, 2024, the Company recorded an impairment charge of $43.3 million in the On-Demand Talent reporting unit. Goodwill is valued using significant inputs that are not observable in the market which are defined as Level 3 inputs pursuant to fair value measurement accounting. The Company determines the fair value of its reporting units using discounted cash flow models.

The following table provides a reconciliation of the beginning and ending balance of Level 3 assets for the year ended December 31, 2024:

	Goodwill
Balance at December 31, 2023	$ 202,252
Impairment	(59,478)
Foreign currency translation	(4,913)
Balance at December 31, 2024	$ 137,861

8. **Acquisitions**

On February 1, 2023, the Company acquired Atreus Group GmbH ("Atreus"), a leading provider of executive interim management in Germany. The Company paid $33.4 million in the first quarter of 2023, with a subsequent purchase price adjustment payment of $12.1 million in the fourth quarter of 2023. The former owners of Atreus are eligible to receive additional cash consideration, which the Company estimated on the acquisition date to be between $30.0 million and $40.0 million, to be paid in 2026 based on the achievement of certain revenue and operating income milestones for the period from the acquisition date through 2025. When estimating the present value of future cash consideration, the Company accrued an estimated $32.0 million as of the acquisition date for the earnout liability. The Company recorded $11.3 million for customer relationships, $5.4 million for software, $2.5 million for a trade name and $62.4 million of goodwill. Goodwill is primarily related to the acquired workforce and strategic fit and is not deductible for tax purposes. Included in the Company's results of operations for the year ended December 31, 2023, are $70.4 million of revenue, and $7.9 million of operating loss, from the acquired entity.

On April 1, 2023, the Company acquired businessfourzero, a next generation consultancy specializing in developing and implementing purpose-driven change. In connection with the acquisition, the Company paid $9.5 million in the second quarter of 2023 with a subsequent purchase price adjustment payment of $2.2 million paid in the third quarter of 2023. The former owners of businessfourzero are eligible to receive additional cash consideration, which the Company estimated on the acquisition date to be between $4.0 million and $8.0 million, to be paid in 2026 based on the achievement of certain revenue and operating income metrics for the period from the acquisition date through 2025. When estimating the present value of future cash consideration, the Company accrued an estimated $4.3 million as of the acquisition date for the earnout liability. The Company recorded $3.5 million for customer relationships, $0.5 million for a trade name, and $7.1 million of goodwill. The goodwill is primarily related to the acquired workforce and strategic fit. Included in the Company's results of operations for the year ended December 31, 2023, are $11.2 million of revenue, and $11.0 million of operating loss, primarily reflecting goodwill impairment of $7.2 million in the Heidrick Consulting reporting unit, from the acquired entity.

9. Goodwill and Other Intangible Assets

Goodwill

The Company's goodwill by segment (for the segments that had recorded goodwill) is as follows:

	December 31, 2024	December 31, 2023
Executive Search		
Americas	$ 90,740	$ 91,740
Europe	1,463	1,494
Asia Pacific	—	—
Total Executive Search	92,203	93,234
On-Demand Talent	105,136	109,018
Heidrick Consulting	7,246	7,246
Goodwill, gross	$ 204,585	$ 209,498
Accumulated impairment	(66,724)	(7,246)
Total goodwill	$ 137,861	$ 202,252

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2024, 2023, and 2022 were as follows:

	Executive Search					
	Americas	Europe	Asia Pacific	On-Demand Talent	Heidrick Consulting	Total
Goodwill	91,463	1,532	—	45,529	—	138,524
Accumulated impairment losses	—	—	—	—	—	—
Balance at December 31, 2021	91,463	1,532	—	45,529	—	138,524
Foreign currency translation	(80)	(83)	—	—	—	(163)
Balance at December 31, 2022	91,383	1,449	—	45,529	—	138,361
Atreus acquisition	—	—	—	62,371	—	62,371
businessfourzero acquisition	—	—	—	—	7,073	7,073
Impairment	—	—	—	—	(7,246)	(7,246)
Foreign currency translation	357	45	—	1,118	173	1,693
Balance at December 31, 2023	$ 91,740	$ 1,494	$ —	$ 109,018	$ —	$ 202,252
Impairment	—	(1,463)	—	(58,015)	—	(59,478)
Foreign currency translation	(1,000)	(31)		(3,882)	—	(4,913)
Goodwill	$ 90,740	$ 1,463	$ —	$ 105,136	$ 7,246	$ 204,585
Accumulated impairment losses	$ —	$ (1,463)	$ —	$ (58,015)	$ (7,246)	$ (66,724)
Balance at December 31, 2024	$ 90,740	$ —	$ —	$ 47,121	$ —	$ 137,861

In February 2023, the Company acquired Atreus and recorded $62.4 million of goodwill related to the acquisition in the On-Demand Talent operating segment. In April 2023, the Company acquired businessfourzero and recorded $7.1 million of goodwill related to the acquisition in the Heidrick Consulting operating segment.

During the three months ended December 31, 2024, the Company conducted its annual goodwill impairment evaluation as of October 31, 2024, in accordance with ASU No. 2017-04, Intangibles - Goodwill and Other. The goodwill impairment test is completed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying value of the reporting unit exceeds its fair value; however, the loss recognized is not to exceed the total amount of goodwill allocated to that reporting unit.

The impairment test is considered for each of the Company's reporting units that has goodwill as defined in the accounting standard for goodwill and intangible assets. The Company operates five reporting units: Americas, Europe (which includes

Africa), Asia Pacific (which includes the Middle East), On-Demand Talent, and Heidrick Consulting. As of October 31, 2024, only the Americas and On-Demand Talent reporting units had recorded goodwill.

During the impairment evaluation process, the Company used a discounted cash flow methodology to estimate the fair value of each of its reporting units with goodwill. The discounted cash flow approach is dependent on a number of factors, including estimates of future market growth and trends, forecasted revenue and costs, capital investments, appropriate discount rates, certain assumptions to allocate shared costs, assets and liabilities, historical and projected performance of the reporting unit and the macroeconomic conditions affecting each of the Company's reporting units. The assumptions used in the determination of fair value were (1) a forecast of revenue growth in the near and long term; (2) the discount rate; and (3) a forecast of operating expense growth in the near and long term.

Based on the results of the impairment analysis, the fair values of the Americas reporting unit exceeded its carrying value by 292%. However, the Company determined that goodwill within the On-Demand Talent reporting unit was impaired, which resulted in an impairment charge of $43.3 million to write-off the goodwill related to the excess book value compared to fair value. The impairment in the On-Demand Talent reporting unit was the result of a reduction in projected revenues and cash flows due to (1) economic uncertainty; (2) macroeconomic conditions; (3) labor market conditions; and (4) client strategic staffing decisions. Additionally, the Company made several leadership changes during 2024, including a new Chief Executive Officer, President, Global Managing Partner of On-Demand Talent, introducing new points of view to the Company's On-Demand Talent strategy and budget process in the fourth quarter of 2024. The impairment charge is recorded within *Impairment charges* in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2024.

The results of the impairment test are sensitive to the assumptions used in the determination of fair value of the reporting units and the fair value of a reporting unit may deteriorate and could result in the need to record an impairment charge in future periods. The Company continually monitors for potential triggering events including changes in the business climate in which it operates, the Company's market capitalization compared to is book value, and the Company's recent operating performance. Any changes in these factors could result in an impairment charge.

During the three months ended June 30, 2024, as a result of the Company's mid-year forecasting process, it was determined that a reduction in the On-Demand Talent reporting unit forecast was required. Due to the reduction in the forecasted results for the reporting unit, in addition to the 6% passing margin in the most recent impairment analysis conducted as of October 31, 2023, the Company determined that it was more likely than not that the fair value of the reporting unit was less than its carrying value. As a result, the Company identified a triggering event and performed an interim goodwill impairment evaluation during the three months ended June 30, 2024.

Based on the results of the 2024 interim impairment evaluation, the Company determined that the goodwill within the On-Demand Talent and Europe reporting units were impaired, which resulted in impairment charges of $14.8 million and $1.5 million, respectively, during the three months ended June 30, 2024. The impairment charges are recorded within Impairment charges in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2024. The impairments were non-cash in nature and they did not affect the Company's current liquidity, cash flows, borrowing capability or operations; nor did they impact the debt covenants under the Company's credit agreement.

During the three months ended June 30, 2023, the Company acquired businessfourzero and recorded approximately $7.1 million of goodwill in the Heidrick Consulting reporting unit. Due to the inclusion of goodwill in a reporting unit with a pre-existing fair value shortfall, the Company evaluated the recent and anticipated future financial performance of the Heidrick Consulting reporting unit and determined that it was more likely than not that the fair value of the reporting unit was less than its carrying value. As a result, the Company identified a triggering event and performed an interim goodwill impairment evaluation during the three months ended June 30, 2023.

Based on the results of the 2023 interim impairment evaluation, the Company determined that the goodwill within the Heidrick Consulting reporting unit was impaired, which resulted in an impairment charge of $7.2 million to write off all of the associated goodwill. The impairment charge is recorded within *Impairment charges* in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2023, and the Consolidated Statements of Cash Flows for the year ended December 31, 2023.

The impairments referenced above were non-cash in nature and did not affect the Company's current liquidity, cash flows, borrowing capabilities or operations, nor did it impact the debt covenants under the Company's credit agreement.

Other Intangible Assets, net

The Company's other intangible assets, net by segment, are as follows:

	December 31, 2024	December 31, 2023
Executive Search		
Americas	$ 5	$ 22
Europe	37	95
Total Executive Search	42	117
On-Demand Talent	10,592	17,689
Heidrick Consulting	1,849	3,036
Total other intangible assets, net	$ 12,483	$ 20,842

In February 2023, the Company acquired Atreus and recorded customer relationships short-term, customer relationships long-term, software and trade name intangible assets in the On-Demand Talent operating segment of $6.0 million, $5.3 million, $5.4 million, and $2.5 million, respectively. The combined estimated weighted-average amortization period for the acquired intangible assets is 6.7 years with estimated amortization periods of 5.0, 14.0, 3.0 and 3.0 years for the customer relationships short-term, customer relationships long-term, software and trade name, respectively. In April 2023, the Company acquired businessfourzero and recorded customer relationships and trade name intangible assets in the Heidrick Consulting operating segment of $3.5 million and $0.5 million, respectively. The combined estimated weighted-average amortization period for the acquired intangible assets is 8.3 years with estimated amortization periods of 9.0 and 3.0 years for the customer relationships and trade name intangible assets, respectively.

The carrying amount of amortizable intangible assets and the related accumulated amortization were as follows:

	Weighted Average Life (in years)	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Client relationships	10.5	$ 25,188	$ (15,371)	$ 9,817	$ 26,195	$ (11,443)	$ 14,752
Trade name	3.0	4,836	(4,039)	797	5,067	(3,069)	1,998
Software	3.0	8,285	(6,416)	1,869	8,629	(4,537)	4,092
Total intangible assets	8.9	$ 38,309	$ (25,826)	$ 12,483	$ 39,891	$ (19,049)	$ 20,842

Intangible asset amortization expense for the years ended December 31, 2024, 2023, and 2022, was $8.1 million, $9.4 million, and $3.2 million, respectively.

The Company's estimated future amortization expense related to intangible assets as of December 31, 2024, for the years ended December 31, is as follows:

2025	5,680
2026	2,421
2027	1,474
2028	866
2029	625
Thereafter	1,417
Total	$ 12,483

10. Other Non-Current Liabilities

The components of other non-current liabilities are as follows:

	December 31, 2024	December 31, 2023
Earnout liability	$ 38,648	$ 38,601
Other	4,257	3,207
Total other non-current liabilities	$ 42,905	$ 41,808

11. Line of Credit

On February 24, 2023, the Company entered into the Second Amendment (the "Second Amendment") to the Credit Agreement, dated as of October 26, 2018 (the "Credit Agreement" and, as amended by the First Amendment to Credit Agreement, dated as of July 13, 2021, and the Second Amendment, the "Amended Credit Agreement") by and among the Company, Bank of America, N.A., as administrative agent, and the lenders party thereto. The Second Amendment changed the interest rate benchmark, from LIBOR to the Secured Overnight Financing Rate ("SOFR"). At the Company's option, borrowings under the Amended Credit Agreement will bear interest at one-, three- or six-month term SOFR, or an alternate base rate as set forth in the Amended Credit Agreement, in each case plus an applicable margin. Additionally, the Second Amendment provided the Company with a committed unsecured revolving credit facility in an aggregate amount of $200 million, increased from $175 million as set forth in the Credit Agreement, which includes a sublimit of $25 million for letters of credit and a sublimit of $10 million for swingline loans, with a $75 million expansion feature. Other than the foregoing, the material terms of the Amended Credit Agreement remain unchanged. The Amended Credit Agreement matures on July 13, 2026.

Borrowings under the Credit Agreement may be used for working capital, capital expenditures, permitted acquisitions, restricted payments and for other general corporate purposes of the Company and its subsidiaries. The obligations under the Credit Agreement are guaranteed by certain of the Company's subsidiaries.

As of December 31, 2024, and 2023, the Company had no outstanding borrowings. The Company was in compliance with the financial and other covenants under the Amended Credit Agreement and no event of default existed.

12. Employee Benefit Plans

Qualified Retirement Plan

The Company has a defined contribution retirement plan (the "Plan") for all eligible employees in the United States. Eligible employees may begin participating in the Plan upon their hire date. The Plan contains a 401(k) provision, which provides for employee pre-tax and/or Roth contributions, from 1% to 50% of their eligible compensation up to a combined maximum permitted by law. The Company matched employee contributions on a dollar-for-dollar basis per participant up to the greater of $6,000, or 6.0%, of eligible compensation for the years ended December 31, 2024, 2023, and 2022. Employees are eligible for the Company match immediately upon entry into the Plan. Those contributions vest annually, provided the employee is employed by the Company on the last day of the Plan year in which the match is made. The Plan also provides for employees who retire, die or become disabled during the Plan year to receive the Company match for that Plan year. The Plan provides that forfeitures will be used to reduce the Company's contributions. Forfeitures are created by participants who terminate employment before becoming entitled to the Company's matching contribution under the Plan. The Company also has the option of making discretionary contributions. There were no discretionary contributions made for the years ended December 31, 2024, 2023, and 2022. The expense that the Company incurred for matching employee contributions for the years ended December 31, 2024, 2023, and 2022, was $8.8 million, $8.8 million and $7.8 million, respectively.

The Company maintains additional retirement plans in the Americas, Europe and Asia Pacific regions which the Company does not consider as material and, therefore, additional disclosure has not been presented.

Deferred Compensation Plans

The Company also has a deferred compensation plan for certain U.S. employees (the "U.S. Plan") that became effective on January 1, 2006. The U.S. Plan allows participants to defer up to 25% of their base compensation and up to the lesser of $500,000 or 25% of their eligible bonus compensation into several different investment vehicles. These deferrals are immediately vested and are not subject to a risk of forfeiture. In 2024 and 2023, all deferrals in the U.S. Plan were funded. The compensation deferred in the U.S. Plan was $56.8 million and $46.1 million at December 31, 2024, and 2023, respectively. The assets of the U.S. Plan are included in *Investments* and the liabilities of the U.S. Plan are included in *Retirement and pension plans* in the Consolidated Balance Sheets as of December 31, 2024, and 2023.

The Company also has a Non-Employee Directors Voluntary Deferred Compensation Plan whereby non-employee members of the Company's Board of Directors may elect to defer up to 100% of the cash component of their directors' fees into several different investment vehicles. As of December 31, 2024, and 2023, the total amounts deferred under the plan were $1.5 million and $1.2 million, respectively, all of which were funded. The assets of the plan are included in *Investments* and the liabilities of the plan are included in *Retirement and pension plans* in the Consolidated Balance Sheets at December 31, 2024, and 2023.

The U.S. Plan and Non-Employee Directors Voluntary Deferred Compensation Plan consist primarily of marketable securities and mutual funds, all of which are valued using Level 1 inputs (See Note 7, *Financial Instruments and Fair Value*).

13. Pension Plan and Life Insurance Contract

The Company maintains a pension plan for certain current and former employees in Germany. The pensions are individually fixed Euro amounts that vary depending on the function and the eligible years of service of the employee.

	2024	2023
Benefit obligation at January 1,	$ 14,416	$ 13,951
Interest cost	429	555
Actuarial gain (loss)	(319)	769
Benefits paid	(1,237)	(1,296)
Cumulative translation adjustment	(885)	437
Benefit obligation at December 31,	$ 12,404	$ 14,416

The benefit obligation amounts recognized in the Consolidated Balance Sheets are as follows:

	December 31,	
	2024	2023
Current liabilities	$ 1,136	$ 1,289
Non-current liabilities	11,268	13,127
Total	$ 12,404	$ 14,416

The components of and assumptions used to determine the net periodic benefit cost are as follows:

	December 31,					
	2024		**2023**		**2022**	
Net period benefit cost:						
Interest cost	$	429	$	555	$	181
Amortization of net loss		—		—		195
Net periodic benefit cost	$	429	$	555	$	376
Weighted average assumptions						
Discount rate (1)		3.45 %		4.09 %		1.03 %
Rate of compensation increase		— %		— %		— %

Assumptions to determine the Company's benefit obligation are as follows:

	December 31,		
	2024	**2023**	**2022**
Discount rate (1)	3.32 %	3.45 %	4.09 %
Rate of compensation increase	— %	— %	— %
Measurement date	12/31/2024	12/31/2023	12/31/2022

(1) The discount rates are based on long-term bond indices adjusted to reflect the longer duration of the benefit obligation.

The amounts in *Accumulated other comprehensive income* as of December 31, 2024, and 2023, that had not yet been recognized as components of net periodic benefit cost were $1.0 million and $1.4 million, respectively. As of December 31, 2024, an insignificant amount of the accumulated other comprehensive income is expected to be recognized as a component of net periodic benefit cost in 2025.

The Company's investment strategy is to support its pension obligations through reinsurance contracts. The BaFin— German Federal Financial Supervisory Authority—supervises the insurance companies and the reinsurance contracts. The BaFin requires each reinsurance contract to guarantee a fixed minimum return. The Company's pension benefits are fully reinsured by group insurance contracts with ERGO Lebensversicherung AG, and the group insurance contracts are measured in accordance with BaFin guidelines (including mortality tables and discount rates) which are considered Level 2 inputs (See Note 7, *Financial Instruments and Fair Value*). The fair value at December 31, 2024, and 2023, was $11.1 million and $12.4 million, respectively.

Since the pension assets are not segregated in trust from the Company's other assets, the pension assets are not shown as an offset against the pension liabilities in the Consolidated Balance Sheets. These assets are included in the Consolidated Balance Sheets at December 31, 2024, and 2023, as a component of *Other current assets* and *Assets designated for retirement and pension plans*.

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter are as follows:

2025	$ 1,136
2026	1,111
2027	1,081
2028	1,047
2029	1,008
2030 through 2035	$ 4,343

14. Stock-Based Compensation

On May 23, 2024, the stockholders of the Company approved an amendment and restatement of the Company's Fourth Amended and Restated 2012 Heidrick & Struggles GlobalShare Program (as so amended and restated, the "Fifth A&R Program") to increase the number of shares of common stock reserved for issuance under the plan by 649,000 shares, among other things. The Fifth A&R Program provides for grants of stock options, stock appreciation rights, restricted stock units, performance stock units, and other stock-based compensation awards that are valued based upon the grant date fair value of the awards. These awards may be granted to directors, selected employees and independent contractors.

As of December 31, 2024, 4,804,464 awards had been issued under the Fifth A&R Program, including 916,501 forfeited awards, and 953,854 shares remain available for future awards assuming performance stock units vest at maximum levels. The Fifth A&R Program provides that no awards can be granted after the first annual meeting of the Company's stockholders to occur on or after May 23, 2034.

The Company measures its stock-based compensation costs based on the grant date fair value of the awards and recognizes these costs in the financial statements over the requisite service period. The Company analyzes historical data of forfeited awards to develop an estimated forfeiture rate that is applied to the Company's stock-based compensation expense; however, all stock-based compensation expense is adjusted to reflect actual vestings and forfeitures.

A summary of information with respect to stock-based compensation is as follows:

	December 31,		
	2024	2023	2022
Salaries and employee benefits (1)	$ 14,920	$ 10,633	$ 14,651
General and administrative expenses	1,252	1,013	810
Income tax benefit related to stock-based compensation included in net income	4,409	3,220	4,263

(1) Includes $3.5 million of expense, $0.8 million of expense, and $1.2 million of income, related to cash settled restricted stock units for the years ended December 31, 2024, 2023, and 2022, respectively.

Restricted Stock Units

Restricted stock units granted to employees are subject to ratable vesting over a three-year or four-year period dependent upon the terms of the individual grant. Compensation expense related to service-based restricted stock units is recognized on a straight-line basis over the vesting period.

Non-employee members of the Board of Directors may elect to receive restricted stock units or shares of common stock annually pursuant to the Fourth A&R Program as part of their annual compensation. Based on their respective elections, the Company issued 22,126 and 23,620 restricted stock units for services provided by the non-employee directors during the years ended December 31, 2024, and 2023, respectively. Restricted stock units issued to non-employee directors remain unvested until the respective non-employee directors retire from the Board of Directors.

Restricted stock unit activity for the years ended December 31, 2024, and 2023 is as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-date Fair Value
Outstanding on December 31, 2022	728,285	$ 31.97
Granted	276,227	26.91
Vested and converted to common stock	(292,078)	31.08
Forfeited	(25,693)	31.54
Outstanding on December 31, 2023	686,741	30.33
Granted	352,251	33.86
Vested and converted to common stock	(287,336)	30.80
Forfeited	(76,245)	31.46
Outstanding on December 31, 2024	675,411	$ 31.85

As of December 31, 2024, there was $7.9 million of pre-tax unrecognized compensation expense related to unvested restricted stock units, which is expected to be recognized over a weighted average of 2.1 years.

Performance Stock Units

The Company grants performance stock units to certain of its senior executives. The performance stock units are generally subject to a cliff vesting at the end of a three-year period. The vesting will vary between 0% - 200% based on the attainment of certain performance metrics and market conditions over the three-year vesting period. Half of the award is based on the

achievement of adjusted operating margin or Adjusted EBITDA margin thresholds and half of the award is based on the Company's total shareholder return, relative to a peer group. The fair value of the awards subject to total shareholder return metrics is determined using the Monte Carlo simulation model. A Monte Carlo simulation model uses stock price volatility and other variables to estimate the probability of satisfying the performance conditions and the resulting fair value of the award. The performance stock units are expensed on a straight-line basis over the three-year vesting period.

Certain of the Company's senior executives are granted performance stock units that are subject to ratable vesting over a four-year period. The vesting will vary between 0% and 100% of the shares subject to the performance stock units based on the attainment of specified stock price hurdles over the vesting period. The fair value of the awards subject to such stock price hurdles is determined using the Monte Carlo simulation model. The performance stock units are expensed on a straight-line basis over the derived service period, which ranges from one to four-years.

Performance share unit activity for the years ended December 31, 2024, and 2023 is as follows:

	Number of Performance Stock Units	Weighted-Average Grant-date Fair Value	
Outstanding on December 31, 2022	260,452	$	40.02
Granted	103,916		34.14
Vested and converted to common stock	(124,743)		31.51
Forfeited	—		—
Outstanding on December 31, 2023	239,625		41.91
Granted	273,536		32.64
Vested and converted to common stock	(104,154)		44.18
Forfeited	(55,931)		41.17
Outstanding on December 31, 2024	353,076	$	34.17

As of December 31, 2024, there was $6.0 million of pre-tax unrecognized compensation expense related to unvested performance stock units, which is expected to be recognized over a weighted average of 2.2 years.

Phantom Stock Units

Phantom stock units are grants of phantom stock with respect to shares of the Company's common stock that are settled in cash and are subject to various restrictions, including restrictions on transferability, vesting and forfeiture provisions. Shares of phantom stock that do not vest for any reason will be forfeited by the recipient and will revert to the Company.

Phantom stock units are subject to vesting over a three-year or four-year period, and such vesting is subject to certain other conditions, including continued service to the Company. As a result of the cash-settlement feature of the awards, the Company classifies the awards as liability awards, which are measured at fair value at each reporting date and the vested portion of the award is recognized as a liability to the extent that the service condition is deemed probable. The fair value of the phantom stock awards on the balance sheet date was determined using the closing share price of the Company's common stock on that date.

The Company recorded phantom stock-based compensation expense of $3.5 million and $0.8 million for the years ended December 31, 2024, and 2023, respectively. The Company recorded phantom stock-based compensation income of $1.2 million for the year ended December 31, 2022.

Phantom stock unit activity for the years ended December 31, 2024, and 2023 is as follows:

	Number of Phantom Stock Units
Outstanding on December 31, 2022	321,155
Granted	—
Vested	(115,180)
Forfeited	(18,674)
Outstanding on December 31, 2023	187,301
Granted	33,247
Vested	(87,538)
Forfeited	(1,833)
Outstanding on December 31, 2024	131,177

As of December 31, 2024, there was $1.2 million of pre-tax unrecognized compensation expense related to unvested phantom stock units, which is expected to be recognized over a weighted average of 2.0 years.

Common Stock

Non-employee members of the Board of Directors may elect to receive restricted stock units or shares of common stock annually pursuant to the Fifth A&R Program as part of their annual compensation. Based on their respective elections, the Company issued 12,564 and 16,134 shares of common stock for services provided by the non-employee directors during the years ended December 31, 2024, and 2023, respectively.

On February 11, 2008, the Company's Board of Directors authorized management to repurchase shares of the Company's common stock with an aggregate purchase price of up to $50.0 million (the "Repurchase Authorization"). From time to time and as business conditions warrant, the Company may purchase shares of its common stock on the open market or in negotiated or block trades. No time limit has been set for completion of this program. There were no repurchases of common stock during the year ended December 31, 2024. During the year ended December 31, 2023, the Company purchased 36,000 shares of common stock for $0.9 million. Prior to 2023, the most recent purchase of the Company's shares of common stock occurred during the year ended December 31, 2012. As of December 31, 2024, the Company has purchased 1,074,670 shares of its common stock pursuant to the Repurchase Authorization for a total of $29.2 million and $20.8 million remains available for future purchases under the Repurchase Authorization.

15. Restructuring

During the year ended December 31, 2024, the Company implemented a restructuring plan (the "2024 Plan") to optimize future growth and profitability through a workforce reduction.

Restructuring charges for the 2024 Plan incurred to date and for the year ended December 31, 2024, by type of charge and reportable segment are as follows:

	Executive Search			On-Demand Talent	Heidrick Consulting	Global Operations Support	Total
	Americas	Europe	Asia Pacific				
Employee related	$ 1,277	$ 876	$ 157	$ 286	$ 3,367	$ 976	$ 6,939

During the year ended December 31, 2020, the Company implemented a restructuring plan (the "2020 Plan") to optimize future growth and profitability. The primary components of the 2020 Plan included a workforce reduction, a reduction of the Company's real estate expenses and professional fees, and the elimination of certain deferred compensation programs. The Company did not incur any charges under the 2020 Plan during the years ended December 31, 2022, 2023, and 2024 and does not anticipate incurring any future charges under the 2020 Plan. The final employee related restructuring accruals associated with the 2020 plan were settled during the year ended December 31, 2023.

Changes in the restructuring accrual for the years ended December 31, 2024, 2023, and 2022, were as follows:

	Employee Related	Office Related	Other	Total
Accrual balance at December 31, 2021	8,394	—	—	8,394
Cash payments	(4,853)	—	—	(4,853)
Non-cash write-offs	(34)	—	—	(34)
Exchange rate fluctuations	(85)	—	—	(85)
Accrual balance at December 31, 2022	$ 3,422	$ —	$ —	$ 3,422
Cash payments	(3,516)	—	—	(3,516)
Exchange rate fluctuations	94	—	—	94
Accrual balance at December 31, 2023	$ —	$ —	$ —	$ —
Restructuring charges	6,939	—	—	6,939
Cash payments	(4,344)	—	—	(4,344)
Non-cash write-offs	(6)	—	—	(6)
Other	(116)	—	—	(116)
Exchange rate fluctuations	33	—	—	33
Accrual balance at December 31, 2024	$ 2,506	$ —	$ —	$ 2,506

Restructuring accruals of $2.5 million associated with the 2024 Plan are recorded within *Other current liabilities* in the Consolidated Balance Sheets as of December 31, 2024.

16. Income Taxes

The sources of income before income taxes are as follows:

	December 31,		
	2024	2023	2022
United States	$ 32,356	$ 52,572	$ 57,274
Foreign	(1,704)	36,099	57,962
Income before income taxes	$ 30,652	$ 88,671	$115,236

The provision for income taxes are as follows:

	December 31,		
	2024	2023	2022
Current			
Federal	$ 18,039	$ 12,009	$ 13,405
State and local	8,559	4,644	6,748
Foreign	13,856	12,721	8,813
Current provision for income taxes	40,454	29,374	28,966
Deferred			
Federal	(13,780)	2,996	3,702
State and local	(2,883)	1,334	1,113
Foreign	(1,867)	557	1,969
Deferred provision (benefit) for income taxes	(18,530)	4,887	6,784
Total provision for income taxes	$ 21,924	$ 34,261	$ 35,750

A reconciliation of the provision for income taxes to income taxes at the statutory U.S. federal income tax rate of 21% is as follows:

	December 31,		
	2024	2023	2022
Income tax provision at the statutory U.S. federal rate	$ 6,437	$ 18,621	$ 24,199
State income tax provision, net of federal tax benefit	3,217	4,974	5,475
Nondeductible expenses, net	10,297	6,734	4,036
Foreign taxes (includes rate differential and changes in foreign valuation allowance)	(1,496)	4,339	1,647
Additional U.S. tax on foreign operations	(3,672)	(300)	436
Goodwill impairment	6,521	1,522	—
Other, net	620	(1,629)	(43)
Total provision for income taxes	$ 21,924	$ 34,261	$ 35,750

The deferred tax assets and liabilities are attributable to the following components:

	December 31,	
	2024	2023
Deferred tax assets attributable to:		
Operating lease liability and accrued rent	$ 17,026	$ 15,490
Foreign net operating loss carryforwards	12,031	11,658
Accrued compensation and employee benefits	15,971	12,678
Deferred compensation	22,882	19,245
Foreign tax credit carryforwards	6,584	7,820
Other accrued expenses	12,680	10,515
Deferred tax assets, before valuation allowance	87,174	77,406
Valuation allowance	(22,450)	(22,233)
Deferred tax assets, after valuation allowance	64,724	55,173
Deferred tax liabilities attributable to:		
Operating lease, right-of-use, assets	12,382	11,715
Goodwill	9,312	17,731
Depreciation on property and equipment	1,960	2,731
Other	788	1,393
Deferred tax liabilities	24,442	33,570
Net deferred tax assets	$ 40,282	$ 21,603

The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefits associated with temporary differences, net operating loss carryforwards and tax credits will be utilized. The Company assesses the recoverability of the deferred tax assets on an ongoing basis. In making this assessment, the Company considers all positive and negative evidence, and all potential sources of taxable income including scheduled reversals of deferred tax liabilities, tax-planning strategies, projected future taxable income and recent financial performance.

The valuation allowance increased from $22.2 million at December 31, 2023, to $22.5 million at December 31, 2024. The valuation allowance at December 31, 2024, was related to foreign net operating loss carryforwards, foreign tax credit carryforwards, and certain foreign deferred tax assets. The Company intends to maintain these valuation allowances until sufficient evidence exists to support their reversal.

At December 31, 2024, the Company had a net operating loss carryforward of $90.3 million related to its foreign filings. Of the $90.3 million net operating loss carryforward, $64.1 million is subject to a valuation allowance. Depending on the tax rules of the tax jurisdictions, the losses can be carried forward for periods ranging from five years to indefinitely. The Company also had a foreign tax credit carryforward of $6.6 million subject to a valuation allowance of $6.6 million.

At December 31, 2023, the Company had a net operating loss carryforward of $93.3 million related to its foreign filings. Of the $93.3 million net operating loss carryforward, $58.3 million is subject to a valuation allowance. Depending on the tax

rules of the tax jurisdictions, the losses can be carried forward indefinitely or for periods ranging from five to twenty years. The Company also had a foreign tax credit carryforward of $7.8 million subject to a valuation allowance of $7.8 million.

As of December 31, 2024, and 2023, the Company does not have any unrecognized tax benefits, due to the settlement of all previous unrecognized tax benefits.

In many cases the Company's uncertain tax positions are related to tax years that remain subject to examination by the relevant taxable authorities. The statute of limitations varies by jurisdiction in which the Company operates. Years 2021 through 2023 are subject to examination by the federal and state taxing authorities. The years 2020 and prior are subject to examination in certain foreign and state jurisdictions.

The Company is currently under audit by some jurisdictions. It is likely that the examination phase of several of these audits will conclude in the next 12 months. No significant increases or decreases in unrecognized tax benefits are expected to occur by December 31, 2025.

Estimated interest and penalties related to the underpayment of income taxes are classified as a component of the provision for income taxes in the Consolidated Statements of Comprehensive Income (Loss).

The Company has elected to account for Global Intangible Low-Taxed Income ("GILTI") tax in the period in which it is incurred, and therefore has not provided any deferred tax impacts of GILTI in its consolidated financial statements for the year ended December 31, 2024.

On December 20, 2021, the Organisation for Economic Co-operation and Development ("OECD") published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large corporations at a minimum rate of 15%. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. A number of countries are currently proposing or have enacted legislation to implement core elements of the Pillar Two proposal. While the Company is still closely monitoring developments and evaluating the potential impact on future periods, the Company does not expect Pillar Two to have a significant impact on its financial results.

17. Changes in Accumulated Other Comprehensive Income (Loss)

The changes in *Accumulated other comprehensive income (loss)* ("AOCI") by component for the year ended December 31, 2024, are summarized below:

	Available-for-Sale Securities	Foreign Currency Translation	Pension	AOCI
Balance at December 31, 2023	$ 42	$ 647	$ (560)	$ 129
Other comprehensive income (loss) before classification, net of tax	11	(14,417)	232	(14,174)
Balance at December 31, 2024	$ 53	$ (13,770)	$ (328)	$ (14,045)

18. Segment Information

The Company has five operating segments. The executive search business operates in the Americas, Europe (which includes Africa) and Asia Pacific (which includes the Middle East), and the Heidrick Consulting and On-Demand Talent businesses operate globally. The Company's operating segments are based on the organizational structure for which financial results are regularly reviewed by our chief operating decision-maker to evaluate performance and allocate resources.

Executive Search partners with our clients - respected organizations across the globe - to help them build and sustain the best leadership teams in the world, with a specialized focus on the placement of top-level senior executives.

On-Demand Talent provides clients seamless on-demand access to top independent talent, including professionals with deep industry and functional expertise for interim leadership roles and critical, project-based initiatives.

Heidrick Consulting partners with organizations to unlock the power of their people. The Company's tools and experts use data and technology designed to bring science to the art of human capital development and organizational design. Our services allow our clients to accelerate their strategies and the effectiveness of individual leaders, teams and organizations as a whole.

The Company's chief operating decision-maker is its Chief Executive Officer. The Company evaluates performance and allocates resources based on the CODM's review of (1) net revenue and (2) net income before interest, taxes, depreciation and amortization, as adjusted, to the extent they occur, for earnout accretion, earnout fair value adjustments, contingent compensation, deferred compensation plan income or expense, certain reorganization costs, impairment charges and restructuring charges ("Adjusted EBITDA"). Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of net revenue in the same period. The CODM considers actual to historical, actual to budgeted, and actual to forecasted results and variances on a monthly basis using net revenue and Adjusted EBITDA when making decisions about allocating resources to the segments and assessing performance.

The following table presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin:

	December 31,		
	2024	**2023**	**2022**
Revenue before reimbursements (net revenue)	$ 1,098,573	$ 1,026,864	$ 1,073,464
Net income	8,728	54,410	79,486
Interest, net	(14,422)	(11,617)	(5,337)
Other, net	(8,702)	(1,697)	2,367
Provision for income taxes	21,924	34,261	35,750
Operating income	7,528	75,357	112,266
Adjustments			
Depreciation	10,782	9,113	7,394
Intangible amortization	8,075	9,395	3,209
Earnout accretion	1,926	1,554	820
Earnout fair value adjustments	438	—	(464)
Acquisition contingent consideration	10,815	11,934	3,885
Deferred compensation plan	5,257	6,132	(6,232)
Reorganization costs	—	4,886	—
Impairment charges	59,478	7,246	—
Restructuring charges	6,939	—	—
Total adjustments	103,710	50,260	8,612
Adjusted EBITDA	$ 111,238	$ 125,617	$ 120,878
Adjusted EBITDA margin	10.1 %	12.2 %	11.3 %

The following tables present our segment information, including significant segment expenses, for the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, 2024 | | | | | |
| | Executive Search | | | On-Demand Talent | Heidrick Consulting | Total |
	Americas	Europe	Asia Pacific			
Revenue						
Revenue before reimbursements	$ 556,944	$ 165,018	$ 96,396	$ 168,325	$ 111,890	$ 1,098,573
Reimbursements						17,103
Total revenue						1,115,676
Operating Expenses						
Salaries and benefits (1)	339,294	120,416	66,816	46,739	85,742	659,007
General and administrative (2)	43,390	29,809	16,253	15,083	21,922	126,457
Cost of services	—	—	—	108,487	10,463	118,950
Total segment operating expenses	382,684	150,225	83,069	170,309	118,127	904,414
Segment Adjusted EBITDA	174,260	14,793	13,327	(1,984)	(6,237)	194,159
Reconciling Items						
Research and development expenses (3)	—	—	—	—	—	19,016
Global Operations Support expenses (3)	—	—	—	—	—	63,905
Total reconciling expenses	—	—	—	—	—	82,921
Adjusted EBITDA	$ 174,260	$ 14,793	$ 13,327	$ (1,984)	$ (6,237)	$ 111,238

| | Year Ended December 31, 2023 | | | | | |
| | Executive Search | | | On-Demand Talent | Heidrick Consulting | Total |
	Americas	Europe	Asia Pacific			
Revenue						
Revenue before reimbursements	$ 522,988	$ 166,379	$ 90,678	$ 152,506	$ 94,313	$ 1,026,864
Reimbursements						14,318
Total revenue						1,041,182
Operating Expenses						
Salaries and benefits (1)	304,486	116,748	64,176	39,395	72,862	597,667
General and administrative (2)	45,144	27,385	15,432	11,965	17,947	117,873
Cost of services	—	—	—	99,712	9,327	109,039
Total segment operating expenses	349,630	144,133	79,608	151,072	100,136	824,579
Segment Adjusted EBITDA	173,358	22,246	11,070	1,434	(5,823)	202,285
Reconciling Items						
Research and development expenses (3)	—	—	—	—	—	20,535
Global Operations Support expenses (3)	—	—	—	—	—	56,133
Total reconciling expenses	—	—	—	—	—	76,668
Adjusted EBITDA	$ 173,358	$ 22,246	$ 11,070	$ 1,434	$ (5,823)	$ 125,617

	Year Ended December 31, 2022					
	Executive Search					
	Americas	Europe	Asia Pacific	On-Demand Talent	Heidrick Consulting	Total
Revenue						
Revenue before reimbursements	$ 612,881	$ 176,275	$ 112,766	$ 91,349	$ 80,193	$ 1,073,464
Reimbursements						10,122
Total revenue						1,083,586
Operating Expenses						
Salaries and benefits (1)	405,816	128,240	76,888	22,568	66,284	699,796
General and administrative (2)	42,872	25,885	16,065	5,638	13,156	103,616
Cost of services	—	—	—	63,479	7,197	70,676
Total segment operating expenses	448,688	154,125	92,953	91,685	86,637	874,088
Segment Adjusted EBITDA	164,193	22,150	19,813	(336)	(6,444)	199,376
Reconciling Items						
Research and development expenses (3)	—	—	—	—	—	19,965
Global Operations Support expenses (3)	—	—	—	—	—	58,533
Total reconciling expenses	—	—	—	—	—	78,498
Adjusted EBITDA	$ 164,193	$ 22,150	$ 19,813	$ (336)	$ (6,444)	$ 120,878

(1) Includes base salaries, payroll taxes, retirement benefits, separation and stock-based compensation. Excludes contingent compensation, deferred compensation plan income or expense and reorganization costs as these income/expense items are not included within the Company's measure of segment profitability.

(2) Includes professional fees, business development travel, information technology, communication services, marketing, taxes and licenses, temporary labor, bad debt, and other operating expenses. Excludes depreciation, intangible amortization, earnout accretion and earnout fair value adjustments as these income/expense items are not included within the Company's measure of segment profitability.

(3) Excludes depreciation expense and deferred compensation plan income expense as these income/expense items are not included within the Company's measure of segment profitability.

Depreciation and amortization, and capital expenditures, by segment, are as follows:

	December 31,					
	2024		**2023**		**2022**	
Depreciation and amortization						
Executive Search						
Americas	$	2,918	$	3,092	$	3,498
Europe		1,165		1,343		1,451
Asia Pacific		831		976		1,126
Total Executive Search		4,914		5,411		6,075
On-Demand Talent		7,047		8,197		2,669
Heidrick Consulting		2,294		2,179		878
Total segments		14,255		15,787		9,622
Research and development		3,957		2,073		524
Global Operations Support		645		648		457
Total depreciation and amortization	$	18,857	$	18,508	$	10,603
Capital expenditures						
Executive Search						
Americas	$	3,846	$	2,351	$	1,890
Europe		12,326		1,827		683
Asia Pacific		1,785		618		1,497
Total Executive Search		17,957		4,796		4,070
On-Demand Talent		586		398		732
Heidrick Consulting		123		559		128
Total segments		18,666		5,753		4,930
Research and development		7,083		7,170		4,878
Global Operations Support		566		510		1,326
Total capital expenditures	$	26,315	$	13,433	$	11,134

Identifiable assets, and goodwill and other intangible assets, net, by segment, are as follows:

	December 31,			
	2024		**2023**	
Current assets				
Executive Search				
Americas	$	413,380	$	360,111
Europe		147,156		139,803
Asia Pacific		95,571		92,071
Total Executive Search		656,107		591,985
On-Demand Talent		45,814		37,224
Heidrick Consulting		66,628		53,334
Total segments		768,549		682,543
Global Operations Support		4,428		10,671
Total allocated current assets		772,977		693,214
Unallocated non-current assets		270,867		225,283
Goodwill and other intangible assets, net				
Executive Search				
Americas		90,745		91,762
Europe		37		1,589
Asia Pacific		—		—
Total Executive Search		90,782		93,351
On-Demand Talent		57,713		126,707
Heidrick Consulting		1,849		3,036
Total goodwill and other intangible assets, net		150,344		223,094
Total assets	$	1,194,188	$	1,141,591

Net revenue attributed to an individual country, other than the U.S. and Germany in the years ended 2024, 2023, and other than the U.S. in 2022, did not account for more than 10% of the total net revenue. Net revenue classified by country is as follows:

	December 31,		
	2024	2023	2022
Unites States	$ 647,565	$ 602,574	$ 703,657
Germany	115,439	103,183	32,756
All other countries	335,569	321,107	337,051
Total net revenue	$ 1,098,573	$ 1,026,864	$ 1,073,464

Other than the U.S. and United Kingdom in the years ended 2024 and 2023, no single country had over 10% of the total long-lived assets, excluding financial instruments, intangible assets and tax assets. Long-lived assets, excluding financial instruments and tax assets, classified by country, are as follows:

	December 31,	
	2024	2023
Unites States	$ 62,096	$ 57,258
United Kingdom	33,200	27,759
All other countries	39,907	36,797
Total long-lived assets	$ 135,203	$ 121,814

No single client accounted for more than 10% of our net revenue in 2024, 2023, and 2022.

19. Guarantees

The Company has utilized letters of credit to support certain obligations, primarily for its office lease agreements. The letters of credit were made to secure the respective agreements and are for the terms of the agreements, which extend through 2033. For each letter of credit issued, the Company would have used cash to fulfill the obligation if the subsidiary defaults on a lease payment. The maximum amount of undiscounted payments the Company would be required to make in the event of default on all outstanding letters of credit is approximately $4.8 million as of December 31, 2024. The Company has not accrued for these arrangements as no event of default exists or is expected to exist.

20. Commitments and Contingencies

Litigation

The Company has contingent liabilities from various pending claims and litigation matters arising in the ordinary course of the Company's business, some of which involve claims for damages that are substantial in amount. Some of these matters are covered by insurance. Based upon information currently available, the Company believes the ultimate resolution of such claims and litigation will not have a material adverse effect on its financial condition, results of operations or liquidity.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Securities Exchange Act of 1934, as amended, (the "Exchange Act") Rules 13a-15(e) and 15d-15(e), that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Management of the Company, with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2024. Based on the evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

(b) Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2024.

The Company's independent registered public accounting firm, RSM US LLP, has issued a report on the Company's internal control over financial reporting. The report on the audit of internal control over financial reporting appears in Part II, Item 8 of this Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item relating to our directors, executive officers and corporate governance will be included in the Company's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 22, 2025 (the "2025 Proxy Statement") under the captions "Governance," "Election of Directors," "Director Biographies," and "Executive Officers," and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item relating to our executive officer and director compensation and the compensation committee of the Board of Directors will be included in the 2025 Proxy Statement under the captions "Non-Employee Director Compensation," "Compensation Discussion and Analysis" and "Compensation Tables and Narrative Disclosures" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item relating to security ownership of certain beneficial owners of our common stock and information relating to the security ownership of our management will be included in the 2025 Proxy Statement under the caption "Stock Ownership Information" and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth additional information as of December 31, 2024, about shares of our common stock that may be issued upon the vesting of restricted stock units and performance stock units and the exercise of options under our existing equity compensation plans and arrangements, divided between plans approved by our stockholders and plans or arrangements not submitted to the stockholders for approval. For a description of the types of securities that may be issued under our Fourth A&R Program. See Note 14, *Stock-Based Compensation*.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and right	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	1,245,670 (1)	$ —	953,854
Equity compensation plans not approved stockholders	—	—	—
Total equity compensation plans	1,245,670	—	953,854

(1) Includes 675,411 restricted stock units and 570,259 performance stock units and no options. The performance stock units represent the maximum amount of shares to be awarded at maximum levels, and accordingly, may overstate expected dilution.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item regarding certain relationships and related transactions and director independence will be included in the 2025 Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Director Independence" and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the discussion under the captions “Fees Paid to Auditor” and "Audit & Finance Committee Policy and Procedures" in our 2025 Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT:

        1.   Index to Consolidated Financial Statements:

        See Consolidated Financial Statements included as part of this Form 10-K beginning on page 35.

        2.   Exhibits:

		Incorporated by Reference		
Exhibit No.	**Exhibit Description**	**Form**	**Exhibit**	**Filing Date/ Period End Date**
3.01	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	3.01	4/27/2020
3.02	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant	10-Q	3.02	4/27/2020
3.03	Amended and Restated By-laws of the Registrant	8-K	3.1	10/2/2024
4.01	Specimen Stock Certificate	S-4	4.01	2/12/1999
4.02	Description of Securities	10-K	4.02	2/24/2020
10.01	Employment Agreement of Krishnan Rajagopalan dated April 9, 2015**	8-K	99.1	4/20/2015
10.02	Heidrick & Struggles International, Inc. Management Severance Pay Plan and Summary Plan Description as Amended and Restated Effective December 31, 2010**	8-K	10.1	10/25/2011
10.03	2007 Heidrick & Struggles GlobalShare Program**	DEF 14A	App. A	4/25/2011
10.04	Heidrick & Struggles Incentive Plan, as Amended and Restated Effective January 1, 2008**	10-K	10.20	2/27/2009
10.05	Form of Non-Qualified Stock Option Grant Agreement**	8-K	10.5	2/5/2012
10.06	Form of Restricted Stock Unit Participation Agreement **	8-K	10.3	2/5/2012
10.07	Form of Performance Stock Unit Participation Agreement **	8-K	10.4	2/5/2012
10.08	Form of Non-Employee Director Restricted Stock Unit Participation Agreement **	10-K	10.19	3/14/2012
10.09	Heidrick & Struggles International, Inc. U.S. Employees Deferred Compensation Plan**	10-K	10.10	3/10/2006
10.10	Heidrick & Struggles International, Inc. Deferred Compensation Plan **	S-8	4.1	2/8/2002
10.11	First Amendment to the Heidrick & Struggles International, Inc. U.S. Employees Deferred Compensation Plan **	10-K	10.25	2/27/2009
10.12	Heidrick & Struggles Non-Employee Directors' Voluntary Deferred Compensation Plan - Amended and Restated as of September 30, 2016 **	8-K	2.1	10/5/2016
10.13	Heidrick & Struggles International, Inc. Change in Control Severance Plan, as amended and restated effective December 29, 2011 **	8-K	10.2	1/5/2012
10.14	Amended and Restated 2012 Heidrick & Struggles GlobalShare Plan**	DEF 14A	Annex B	4/18/2014
10.15	Employment Agreement of Krishnan Rajagopalan dated September 21, 2017**	8-K	99.1	9/21/2017
10.16	Employment Agreement between Heidrick & Struggles International, Inc. Andrew LeSueur dated January 9, 2018 **	8-K	10.2	1/10/2018

Exhibit No.	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/ Period End Date
10.17	Heidrick & Struggles International, Inc. Management Severance Pay Plan as amended and restated effective December 31, 2017	8-K	10.3	1/10/2018
10.18	Employment Agreement between Heidrick & Struggles International, Inc. and Mark Harris dated March 19, 2018 **	8-K	99.1	3/21/2018
10.19	Second Amended and Restated 2012 Heidrick & Struggles GlobalShare Program**	DEF 14A	Annex A	5/11/2018
10.20	Form of Phantom Stock Unit Participation Agreement **	10-Q	10.1	10/29/2018
10.21	Form of Restricted Stock Unit Participation Agreement **	10-Q	10.1	10/29/2018
10.22	Employment Agreement between Heidrick & Struggles International, Inc. and Sarah Payne dated December 5, 2018 **	8-K	10.1	12/6/2018
10.23	Employment Agreement between Heidrick & Struggles International, Inc. and Michael Cullen dated February 6, 2019 **	8-K	10.1	2/8/2019
10.24	Form of Performance Stock Unit Participation Agreement **	10-Q	10.1	7/29/2019
10.25	Form of Performance Stock Unit Participation Agreement **	10-K	10.53	7/24/2020
10.26	Form of Restricted Stock Unit Participation Agreement **	10-Q	10.1	7/27/2020
10.27	Form of Performance Stock Unit Participation Agreement **	10-Q	10.2	7/27/2020
10.28	Form of Non-Employee Director Restricted Stock Unit Participation Agreement **	10-Q	10.3	7/27/2020
10.29	Third Amended and Restated 2012 Heidrick & Struggles GlobalShare Program **	8-K	99.1	6/3/2020
10.30	Heidrick & Struggles International, Inc. Management Severance Pay Plan and Summary Plan Description As Amended and Restated effective December 31, 2020**	10-K	10.58	2/24/2021
10.31	First Amendment to Credit Agreement, dated July 13, 2021, by and among Heidrick & Struggles International, Inc., the Foreign Subsidiary Borrowers Party Thereto, the Lenders Party Thereto and Bank of America, N.A.	8-K	10.1	7/19/2021
10.32	Form of Director and Officer Indemnification Agreement	10-Q	10.1	10/25/2021
10.33	Heidrick & Struggles International, Inc. Management Severance Pay Plan and Summary Plan Description as amended and restated effective April 12, 2022**	8-K	10.1	4/15/2022
10.34	Employment Agreement between Heidrick & Struggles International, Inc. and Tracey Heaton dated October 31, 2021**	10-Q	10.1	4/25/2022
10.35	Employment Agreement between Heidrick & Struggles International, Inc. and Michael Cullen dated April 25, 2022**	10-Q	10.1	7/25/2022
10.36	Second Amendment to Credit Agreement, dated February 24, 2023, by and among Heidrick & Struggles International, Inc, the Foreign Subsidiary Borrowers party thereto, the other Subsidiary Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as administrative agent	10-K	10.40	2/27/2023
10.37	Form of Restricted Stock Unit Participation Agreement pursuant to the Fourth Amended and Restated Heidrick & Struggles 2012 GlobalShare Program **	10-Q	10.1	7/31/2023

Exhibit No.	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/ Period End Date
10.38	Form of Performance Stock Unit Participation Agreement pursuant to the Fourth Amended and Restated Heidrick & Struggles 2012 GlobalShare Program **	10-Q	10.2	7/31/2023
10.39	Form of Non-Employee Director Restricted Stock Unit Participation Agreement pursuant to the Fourth Amended and Restated Heidrick & Struggles 2012 GlobalShare Program **	10-Q	10.3	7/31/2023
10.40	Fourth Amended and Restated 2012 Heidrick & Struggles GlobalShare Program **	S-8	4.4	6/14/2023
10.41	Employment Agreement between Heidrick & Struggles International, Inc. and Tom Monahan dated January 23, 2024**	10-K	10.41	3/4/2024
10.42	Employment Agreement between Heidrick & Struggles International, Inc. and Tom Murray dated January 23, 2024**	10-K	10.42	3/4/2024
10.43	Advisory Agreement between Heidrick & Struggles International, Inc. and Krishnan Rajagopalan dated January 23, 2024**	10-K	10.43	3/4/2024
10.44	Fifth Amended and Restated 2012 GlobalShare Program **	DEFA 14A	Annex C	5/8/2024
10.45	Advisory Agreement between Heidrick & Struggles International, Inc. and Krishnan Rajagopalan dated November 1, 2024**	10-Q	10.2	11/4/2023
*10.46	Employment Agreement between Heidrick & Struggles International, Inc. and Nirupam Sinha dated November 26, 2024 **			
*10.47	Separation Agreement between Heidrick & Struggles International, Inc. and Sarah Payne dated February 2, 2025 ***			
*19.1	Heidrick & Struggles International, Inc. Insider Trading Policy			
*21.01	Subsidiaries of the Registrant			
*23.01	Consent of Independent Registered Public Accounting Firm - RSM US LLP			
*31.1	Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
*31.2	Certification of the Company's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
†*32.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
†*32.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
*97.1	Heidrick & Struggles International, Inc. Policy on Recoupment of Incentive Compensation			
*101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			
*101.SCH	Inline XBRL Taxonomy Extension Schema Document			
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document			
*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document			
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document			
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document			

			Incorporated by Reference		
Exhibit No.	**Exhibit Description**	**Form**	**Exhibit**	**Filing Date/ Period End Date**	
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

*	Filed herewith.
**	Denotes a management contract or compensatory plan or arrangement.
***	Certain portions of this exhibit have been redacted.
†	Furnished herewith.

(b) SEE EXHIBIT INDEX ABOVE

(c) FINANCIAL STATEMENTS NOT PART OF ANNUAL REPORT

None.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEIDRICK & STRUGGLES INTERNATIONAL, INC.

	/s/ Nirupam Sinha
By:	Nirupam Sinha
Title:	Chief Financial Officer
Date: March 3, 2025	(Duly authorized on behalf of the registrant and in his capacity as Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 3, 2025.

Signature	Title
/s/ Thomas L. Monahan III Thomas L. Monahan III (Principal Executive Officer)	Chief Executive Officer & Director
/s/ Nirupam Sinha Nirupam Sinha (Principal Financial and Accounting Officer)	Chief Financial Officer
/s/ Elizabeth L. Axelrod Elizabeth L. Axelrod	Director
/s/ Mary E. G. Bear Mary E. G. Bear	Director
/s/ John Berisford John Berisford	Director
/s/ Timothy Carter Timothy Carter	Director
/s/ Vijaya Kaza Vijaya Kaza	Director
/s/ T. Willem Mesdag T. Willem Mesdag	Director
/s/ Stacey Rauch Stacey Rauch	Director
/s/ Adam Warby Adam Warby	Director